ORIGINAL

**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE SUPPORTING FINANCIAL DATA OF
THIS EXHIBIT 99.3.1 TO THE REGISTRANT'S FORM S-1 IS BEING
FILED IN PAPER PURSUANT TO A CONTINUING
HARDSHIP EXEMPTION**

SECURITIES AND EXCHANGE COMMISSION


07073983

Washington, DC 20549



FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Beacon Federal Bancorp, Inc.
(Exact Name of Registrant as Specified in Charter)

0001401573
(Registrant's CIK Number)

Exhibit 99.3.1 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part
(Give Period of Report))

333- 143522
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of East Syracuse, State of New York on August 7, 2007.

BEACON FEDERAL BANCORP, INC.

By: 

Ross J. Prossner
President and Chief Executive Officer

EXHIBIT 99.3.1

PRO FORMA VALUATION UPDATE REPORT
BEACON FEDERAL BANCORP, INC.

PROPOSED HOLDING COMPANY FOR
BEACON FEDERAL

East Syracuse, New York

Dated as Of:
July 30, 2007

RP® Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

July 30, 2007

Board of Directors
Beacon Federal
5000 Brittonfield Parkway
East Syracuse, New York 13057

Members of the Board of Directors:

We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock which is to be offered in connection with the mutual-to-stock conversion of Beacon Federal ("Beacon Federal or the "Association"), a federally-chartered mutual savings association.

On March 22, 2007, the Board of Directors of the Beacon Federal adopted a plan of conversion, incorporated herein by reference, in which the Association will convert from a federally-chartered mutual savings association to a federally-chartered stock savings association and become a wholly-owned subsidiary of Beacon Federal Bancorp, Inc., ("Beacon Federal Bancorp" or the "Company") a newly formed Maryland corporation. The Company will offer 100% of its common stock to qualifying depositors of Beacon Federal in a subscription offering and, if necessary, to members of the general public through a community or syndicated community offering. Going forward, Beacon Federal Bancorp will own 100% of the Association's stock, and the Association will initially be the Company's sole subsidiary. A portion of the net proceeds received from the sale of common stock will be used to purchase all of the then to be issued and outstanding capital stock of the Association and the balance of the net proceeds will be retained by the Company.

Pursuant to the plan of conversion, Beacon Federal Bancorp will offer its stock in a subscription offering to Eligible Account Holders, Tax-Qualified Plans, Supplemental Eligible Account Holders, and Other Members. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a direct or syndicated community offering.

This updated appraisal is furnished pursuant to the conversion regulations and valuation guidelines referenced in the May 25, 2007 original appraisal ("Original Appraisal"), incorporated herein by reference. As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

This updated appraisal reflects the following developments since the Original Appraisal: (1) Beacon Federal's recent developments through June 30, 2007; (2) an updated comparison of Beacon Federal's financial condition and operating results versus the Peer Group; and, (3) a review of stock market conditions since the date of the Original Appraisal, including the overall market for thrift stocks, the Peer Group and the new issue market for thrifts.

The estimated pro forma market value is defined as the price at which the Company's common stock, immediately upon completion of the public stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

Discussion of Relevant Considerations

1. Recent Financial Results

Table 1 presents updated summary balance sheet and income statement details as of or for the 12 months ended June 30, 2007, in comparison to the March 31, 2007 financial data incorporated into the Original Appraisal. Beacon Federal's assets increased by $40.7 million, or 6.3%, during the quarter, primarily reflecting $55.1 million growth in loans. The growth in loans receivable was due to continued active originations of residential, commercial and consumer loans. A portion of the loan growth was funded by cash and cash equivalents, which decreased by $25.4 million during the quarter. A portion of these funds were also placed into investment securities, mortgage-backed securities and FHLB stock, all of which increased in balance. As a result of the above, the proportion of loans/assets increased from 86.0% to 88.9% at June 30, 2007.

Updated credit quality measures showed a decrease in non-performing assets ("NPAs") from 0.19% of assets at March 31, 2007 to 0.11% of assets at June 30, 2007. NPAs totaled $733,000 as of June 30, 2007, versus $1,229,000 at March 31, 2007. The allowance for loan and lease losses ("ALLL") totaled $5,755,000, or 0.93% of total loans as of June 30, 2007, a decrease from 0.95% of total loans as of March 31, 2007 as the relative growth in the loan portfolio exceeded additions to the reserve balance.

Table 1
Beacon Federal
Recent Financial Data

	At March 31, 2007		At June 30, 2007	
	Amount ($000)	% of Assets (%)	Amount ($000)	% of Assets (%)
Balance Sheet Data				
Total assets	$648,068	100.0%	$688,808	100.0%
Cash, cash equivs, int. bearing deps.	34,019	5.3	8,664	1.3
MBS	43,859	6.8	47,224	6.9
Investment securities	1,829	0.3	6,900	1.0
FHLB stock	3,807	0.6	5,252	0.8
Loans receivable, net	557,211	86.0	612,266	88.9
Fixed assets	3,912	0.6	3,943	0.6
Deposits	$519,567	80.2%	$540,278	78.4%
Borrowings	82,827	12.8	101,600	14.8
Total equity	44,708	6.9	45,304	6.6

	12 Mos. Ended 3/31/07		12 Mos. Ended 6/30/07	
	Amount ($000)	% of Avg. Assets (%)	Amount ($000)	% of Avg. Assets (%)
Summary Income Statement				
Interest income	$34,229	5.74%	$36,612	6.00%
Interest expense	(20,356)	(3.41)	(22,633)	(3.71)
Net interest income	$13,873	2.33%	$13,979	2.29%
Provisions for loan losses	(1,077)	(0.18)	(1,315)	(0.22)
Net interest income after provision	$12,796	2.15%	$12,664	2.07%
Non-interest operating income	$2,959	0.50%	$3,051	0.50%
Non-interest operating expense	(12,480)	(2.09)	(12,591)	(2.07)
Net operating income	$3,275	0.55%	$3,124	0.51%
Net gain/(loss) on sale of securities	$124	0.02%	$124	0.02%
Net gain/(loss) on sale of loans	(4)	(0.00)	(4)	(0.00)
Net non-operating income(loss)	$120	0.02%	$120	0.02%
Income before taxes	$3,395	0.57%	$3,244	0.53%
Income taxes	(1,591)	(0.27)	(1,563)	(0.26)
Net income	$1,804	0.30%	$1,681	0.27%

Sources: Beacon Federal Bancorp's preliminary prospectus, audited and unaudited financial statements, and RP Financial calculations.

The asset growth during the quarter was funded by both increases in deposits and borrowings. Total deposits increased from $519.6 million, or 80.2% of assets, at March 31, 2007, to $540.3 million, or 78.4% of assets, at June 30, 2007. Deposit growth was recorded in all major deposit categories, as the Association continued to be successful in attracting additional retail deposits. In order to meet funding needs, and pursuing a strategy of limiting, to the extent possible, deposit costs and offering rates, additional borrowings were taken down during the three months ended June 30, 2007 in the amount of $18.8 million. Borrowings totaled $101.6 million as of June 20, 2007, and the additional borrowings had a variety of maturities extending out to a maximum of five years.

The Association's equity ratio was leveraged during the quarter as the balance sheet growth exceeded equity growth. Equity/assets equaled 6.6% as of June 30, 2007.

Beacon Federal's operating results for the 12 months ended March 31, 2007 and June 30, 2007 are also set forth in Table 1. The Association's earnings and profitability declined during the most recent 12 month period, due primarily to higher loan loss provisions, higher operating expenses and a higher effective tax rate.

While the balance of net interest income increased in the most recent period given the balance sheet growth, the ratio to average assets declined slightly to 2.29% during the 12 months ended June 30, 2007. The reduction in the net interest income ratio was the result of a narrower interest rate spread, due to a more significant increase in the cost of interest-bearing liabilities ("IBL") relative to the yield earned on interest-earning assets ("IEA"). The more significant increase in the Association's interest expense ratio was attributable to the more immediate impact that higher short-term interest rates had on funding costs relative to asset yields, along with the greater use of higher costing borrowed funds.

Operating expenses increased in dollar amount for the most recent period reflecting higher expenses given the Association's larger balance sheet and level of business operations. Relative to average assets, operating expenses decreased to 2.07% for the 12 months ended June 30, 2007, given the strong asset growth during the most recent quarter. Overall, the lower net interest income ratio and lower operating expense ratio resulted in an unchanged expense coverage ratio (net interest income divided by operating expenses) of 1.11x for the twelve months ended June 30, 2007 and March 31, 2007.

Non-interest operating income remained an earnings contributor, and there was a small increase in the most recent period. The primary source of non-interest income is customer service fees (primarily on deposit accounts), along with commission income on the sale of insurance and investment products. Non-interest operating income equaled 0.50% of average assets for both periods examined.

Overall, the updated efficiency ratio of 74.2% (operating expenses, net of goodwill amortization, as a percent of net interest income and non-interest operating income) was slightly less favorable than the ratio of 73.9% as shown in the Original Appraisal.

Higher loan loss provisions were established during the most recent 12 month period, equal to 0.22% of average assets, taking into account industry and portfolio trends. As of June 30, 2007, the Association maintained valuation allowances of $5.8 million, equal to 0.93% of net loans receivable.

Net non-operating income for both trailing 12 month periods shown in Table 1 continued to include primarily gains on the sale of investment securities. The net non-operating income of 0.02% of average assets during the 12 months ended June 30, 2007 remained consistent with the earlier period.

The Association's effective tax rate increased from 46.9% during the 12 months ended March 31, 2007 to 48.2% during the 12 months ended June 30, 2007. Beacon Federal's marginal effective statutory tax rate approximates 39%.

2. Peer Group Financial Comparisons

Tables 2 and 3 present the financial characteristics and operating results for Beacon Federal, the Peer Group and all publicly-traded thrifts. The Association's information is based on the 12 months ended June 30, 2007, and the Peer Group's ratios are based on financial results through March 31, 2007 (unless otherwise indicated).

In general, the comparative balance sheet ratios for the Association and the Peer Group did not vary significantly from the ratios exhibited in the Original Appraisal. Consistent with the Original Appraisal, the Association's updated IEA composition reflected a higher concentration of loans and a lower concentration of cash and investments relative to the Peer Group. Overall, the Association continued to maintain a higher ratio of IEA to assets than the Peer Group, at 98.8% and 96.1%, respectively, due in part to the balance of intangibles on the Peer Group's balance sheet, on average.

The updated IBL ratio to assets did not change significantly from the Original Appraisal, with Beacon Federal's ratio continuing to be higher at 93.2%, versus 88.5% for the Peer Group, reflecting its more leveraged tangible equity ratio of 6.6%, versus 10.0% for the Peer Group. The Association's borrowings/assets ratio increased during the quarter to 14.8% at June 30, 2007, reflecting the additional borrowings used to fund asset growth, and the Association's borrowings level to assets continues to be lower than the Peer Group. Overall, Beacon Federal's updated IEA/IBL ratio equaled 106.0%, which remained below the comparable Peer Group ratio of 108.6%. As discussed in the Original Appraisal, the additional capital realized from the offering should eliminate this disadvantage as the proceeds are reinvested in IEA.

Updated annual growth rates through June 30, 2007 (Beacon Federal's rates reflect the last 18 months, annualized) continue to show stronger growth for the Association than for the Peer Group. The Association's loan growth continues to exceed the Peer Group average, reflecting the active lending operations. Cash and investments were partially redeployed by the Peer Group to fund loan growth.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of March 31, 2007

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	MEMO: Pref.Stock	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Beacon Federal Bancorp of NY																				
June 30, 2007	1.3	8.6	88.9	78.4	14.8	0.0	6.6	0.0	6.6	0.0	21.38	10.45	22.94	24.16	16.58	5.28	5.28	6.59	6.59	10.75
All Public Companies																				
Average	4.6	19.9	69.9	69.0	17.0	0.7	12.1	1.1	11.0	0.0	5.45	-1.00	8.58	6.81	-3.47	4.36	3.51	10.81	10.57	17.52
Medians	3.2	17.8	70.2	70.5	15.4	0.0	10.6	0.2	9.0	0.0	4.76	-3.30	7.23	5.27	-3.84	3.81	3.19	9.37	9.18	14.55
State of NY																				
Averages	4.9	19.5	68.4	70.8	14.1	0.7	13.1	2.0	11.1	0.0	5.07	-9.14	10.69	5.37	-6.37	3.43	3.02	10.49	10.35	17.65
Medians	2.7	23.2	66.8	70.3	12.1	0.0	13.0	0.3	7.7	0.0	5.09	-9.68	7.13	4.92	-3.05	5.16	5.11	8.68	8.55	13.48
Comparable Group																				
Averages	5.0	26.7	64.4	67.2	21.0	0.3	10.5	0.6	10.0	0.0	1.85	-10.42	7.55	3.65	-3.61	3.09	3.48	12.64	10.40	17.72
Medians	2.1	25.9	64.4	67.0	19.1	0.0	8.9	0.1	7.8	0.0	0.99	-8.13	8.60	2.98	-1.44	5.10	5.12	11.32	8.65	14.05
Comparable Group																				
BFBC Benjamin Frkln Bncrp Inc of MA	7.1	19.2	66.4	70.9	14.6	1.0	12.2	4.1	8.1	0.0	-0.55	8.38	-3.89	-3.14	9.06	0.20	1.69	9.60	9.60	14.41
CEBK Central Bncrp of Somerville MA(1)	1.0	16.5	80.1	68.5	22.8	0.9	7.2	0.4	6.8	0.0	5.33	-13.78	10.48	7.69	-0.14	4.11	4.36	NA	NA	12.77
ESBK Elmira Svgs Bank, FSB of NY	1.6	32.7	62.2	77.9	15.0	0.0	6.6	0.1	6.5	0.0	12.39	11.95	13.86	21.41	-16.74	7.98	8.57	6.68	6.68	11.42
FSBI Fidelity Bancorp, Inc. of PA	1.2	33.3	62.4	58.2	33.1	1.4	6.3	0.4	6.0	0.0	2.64	-14.23	15.82	6.01	-2.74	9.76	10.55	NA	7.42	12.66
HARL Harleysville Svgs Fin Cp of PA	1.1	42.8	52.4	56.9	35.9	0.0	6.4	0.0	6.4	0.0	-0.82	-10.66	7.98	0.60	-3.77	2.61	2.61	NA	6.55	13.68
HIFS Hingham Inst. for Sav. of MA	2.9	15.2	78.8	59.8	32.1	0.0	7.5	0.0	7.5	0.0	8.93	8.18	9.22	9.44	8.58	6.14	6.14	NA	7.69	13.03
LSBX LSB Corp of No. Andover MA	3.9	40.0	54.2	55.0	33.8	0.0	10.6	0.0	10.6	0.0	2.54	-16.28	27.32	1.55	4.13	5.87	5.87	NA	11.02	16.86
MASB MassBank Corp. of Reading MA	26.7	46.6	24.4	86.2	0.0	0.0	13.1	0.1	13.0	0.0	-7.00	-5.59	-8.61	-7.86	NM	4.33	4.37	13.04	13.04	37.17
ROME Rome Bancorp, Inc. of Rome NY	2.6	2.2	88.1	65.5	7.7	0.0	25.1	0.0	25.1	0.0	-3.30	-70.76	5.52	-3.62	NM	-18.86	-18.86	21.23	21.23	28.90
THRD TF Fin. Corp. of Newtown PA	1.5	18.5	75.1	73.3	15.3	0.0	10.2	0.7	9.5	0.0	-1.69	-1.36	-2.24	4.40	-27.30	8.74	9.53	NA	NA	16.29

(1) Financial information is for the quarter ending December 31, 2006.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Asset growth for both the Association and the Peer Group was primarily funded by deposit growth, at 24.2% and 3.7%, respectively. The Association's borrowings growth rate was higher than shown in the Original Appraisal due to the recent increase in borrowings, while the Peer Group continued to report a reduction in borrowings. Beacon Federal's updated tangible equity growth equaled 5.3%, while the Peer Group reported a lower increase in tangible equity. As set forth in the Original Appraisal, the Peer Group's minimal change in tangible equity reflected dividend payments, stock repurchases and other capital management strategies. The stock offering will likely depress the Association's tangible equity growth rate given the comparatively higher pro forma tangible equity ratio.

Table 3 displays comparative operating results for the most recent 12 months reported. Updated profitability for the Association and the Peer Group equaled 0.27% and 0.58% of average assets, respectively. Higher net interest income continued to support the Peer Group's higher average return.

The Peer Group continued to maintain a net interest income ratio advantage relative to the Association (2.67% and 2.29%, respectively), largely due to a more favorable interest expense ratio. In contrast, the Association enjoyed a lower operating expense ratio of 2.07% versus 2.18% for the Peer Group. On balance, the Peer Group maintained a stronger expense coverage ratio than Beacon Federal, at 1.22x and 1.11x, respectively.

Non-interest operating income remained a larger source of earnings for Beacon Federal than for the Peer Group, as such income amounted to 0.50% and 0.43% of average assets, respectively. Taking non-interest operating income into account in assessing efficiency, Beacon Federal's updated efficiency ratio of 74.2% remains less favorable than the Peer Group's average efficiency ratio of 70.3%.

Loan loss provisions continued to be a higher expense factor for the Association in comparison to the Peer Group, at 0.22% and 0.02% of average assets, respectively.

Net non-recurring income or losses remained a small component of profitability, as the Association reported net income equal to 0.02% of average assets and the Peer Group reported net losses equal to 0.08% of average assets.

Consistent with the Original Appraisal, the Association maintained a higher effective tax rate than the Peer Group. Updated effective tax rates for the Association and the Peer Group equaled 48.18% and 29.70%, respectively.

As shown in Table 4, the Association's non-performing assets/assets and non-performing loans/loans ratios equaled 0.11% and 0.10%, respectively. Comparatively, non-performing assets/assets and non-performing loans/loans ratios for the Peer Group equaled 0.16% and 0.25%, respectively. The Association's updated reserve coverage ratio as percent of loans equaled 0.93%, which remained above the Peer Group's ratio of 0.77%.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3
Income as a Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the Twelve Months Ended March 31, 2007

	Net Income	Net Interest Income: Income	Net Interest Income: Expense	Net Interest Income: NII	Net Interest Income: Loss Provis. on IEA	NII After Provis.	Other Income: Loan Fees	Other Income: R.E. Oper.	Other Income: Other Income	Total Other Income	G&A/Other Exp.: G&A Expense	G&A/Other Exp.: Goodwill Amort.	Non-Op. Items: Net Gains	Non-Op. Items: Extrao. Items	Yields, Costs, and Spreads: Yield On Assets	Yields, Costs, and Spreads: Cost Of Funds	Yields, Costs, and Spreads: Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Beacon Federal Bancorp of NY																			
June 30, 2007	0.27	6.00	3.71	2.29	0.22	2.07	0.00	0.00	0.50	0.50	2.07	0.00	0.02	0.00	6.06	3.97	2.09	6,150	48.18
All Public Companies																			
Averages	0.55	5.76	3.00	2.76	0.09	2.66	0.03	0.00	0.63	0.65	2.51	0.03	0.03	0.00	6.12	3.47	2.65	5,615	32.22
Medians	0.57	5.69	3.00	2.73	0.07	2.65	0.00	0.00	0.50	0.51	2.47	0.00	0.01	0.00	6.03	3.47	2.73	4,491	32.83
State of NY																			
Averages	0.67	5.44	2.55	2.89	0.02	2.87	0.03	0.00	0.74	0.77	2.59	0.04	-0.03	0.00	5.88	3.02	2.86	5,579	32.65
Medians	0.76	5.35	2.57	2.89	0.01	2.86	0.00	0.00	0.57	0.63	2.55	0.00	-0.01	0.00	5.82	3.00	3.01	4,157	32.27
Comparable Group Average																			
Averages	0.58	5.47	2.81	2.67	0.02	2.65	0.01	0.00	0.42	0.43	2.18	0.02	-0.08	0.01	5.70	3.13	2.57	5,654	29.70
Medians	0.52	5.64	2.94	2.62	0.01	2.58	0.00	0.00	0.46	0.48	2.36	0.00	0.02	0.00	5.84	3.20	2.50	5,542	33.42
Comparable Group																			
BFBC Benjamin Frkln Bncrp Inc of MA	0.45	5.07	2.48	2.59	0.04	2.55	0.08	0.00	0.60	0.67	2.53	0.11	-0.20	0.00	5.47	2.86	2.61	5,713	NM
CEBK Central Bncrp of Somerville MA(1)	0.27	5.78	3.06	2.72	0.01	2.71	0.00	0.00	0.24	0.24	2.64	0.00	0.10	0.00	5.91	3.32	2.59	NM	33.42
ESBK Elmira Svgs Bank, FSB of NY	0.47	5.61	2.85	2.76	-0.09	2.85	0.00	0.00	0.53	0.53	2.49	0.03	-0.23	0.00	5.87	3.07	2.80	4,179	25.13
FSBI Fidelity Bancorp, Inc. of PA	0.57	5.49	3.58	1.91	0.11	1.80	0.04	-0.02	0.45	0.46	1.70	0.01	0.07	0.06	5.67	3.85	1.82	4,988	18.58
HARL Harleysville Svgs Fin Cp of PA	0.47	5.18	3.59	1.59	0.00	1.59	0.00	0.00	0.19	0.19	1.19	0.00	0.02	0.00	5.36	3.86	1.50	8,879	22.23
HIFS Hingham Inst. for Sav. of MA	0.63	5.70	3.42	2.28	0.04	2.24	0.00	0.00	0.25	0.25	1.52	0.00	0.00	0.00	5.88	3.72	2.16	8,635	34.40
LSBX LSB Corp of No. Andover MA	0.12	5.68	3.02	2.66	0.04	2.62	0.03	0.00	0.47	0.50	2.23	0.00	-0.68	0.00	5.81	3.42	2.40	5,542	36.37
MASB MassBank Corp. of Reading MA	0.85	4.70	2.32	2.38	0.01	2.37	0.00	0.00	0.29	0.29	1.42	0.00	0.07	0.00	4.86	2.68	2.18	6,420	34.52
ROME Rome Bancorp, Inc. of Rome NY	1.12	5.76	1.25	4.51	0.01	4.50	0.00	0.00	0.65	0.65	3.44	0.00	0.01	0.00	6.14	1.76	4.38	3,029	34.61
THRD TF Fin. Corp. of Newtown PA	0.85	5.75	2.48	3.27	0.01	3.26	0.00	0.00	0.50	0.51	2.61	0.01	0.03	0.00	6.03	2.79	3.24	3,501	28.05

(1) Financial information is for the quarter ending December 31, 2006.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 4
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of March 31, 2007 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
Beacon Federal Bancorp of NY	0.02	0.11	0.10	0.93	957.57	784.99	372	0.06
All Public Companies								
Averages	0.08	0.55	0.58	0.84	270.04	207.31	372	0.11
Medians	0.01	0.34	0.35	0.80	172.55	123.62	60	0.03
State of NY								
Averages	0.01	0.26	0.31	0.80	327.43	294.85	247	0.03
Medians	0.00	0.22	0.28	0.71	198.49	269.21	51	0.03
Comparable Group Average								
Averages	0.00	0.16	0.25	0.77	497.84	302.31	50	0.01
Medians	0.00	0.14	0.24	0.69	505.50	373.45	10	0.00
Comparable Group								
BFBC Benjamin Frkln Bncrp Inc of MA	0.00	0.17	0.24	0.99	223.15	373.45	22	0.01
CEBK Central Bncrp of Somerville MA(1)	0.00	0.06	0.07	0.84	NA	NA	3	0.00
ESBK Elmira Svgs Bank, FSB of NY	0.00	0.11	0.08	0.70	813.37	423.66	22	0.04
FSBI Fidelity Bancorp, Inc. of PA	0.02	NA	0.53	0.62	108.38	NA	399	0.00
HARL Harleysville Svgs Fin Cp of PA	0.00	NA	NA	0.48	787.85	NA	7	0.01
HIFS Hingham Inst. for Sav. of MA	0.00	0.02	0.03	0.66	840.50	NA	0	0.00
LSBX LSB Corp of No. Andover MA	0.00	0.19	0.37	1.42	NA	407.66	3	0.00
MASB MassBank Corp. of Reading MA	0.00	0.02	0.07	0.68	933.78	NA	0	0.00
ROME Rome Bancorp, Inc. of Rome NY	0.00	0.38	0.41	0.73	172.55	171.02	29	-0.01
THRD TF Fin. Corp. of Newtown PA	0.00	0.32	0.43	0.57	103.13	135.78	13	0.00

(1) Financial information is for the quarter ending December 31, 2006.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

3. Stock Market Conditions

Since the date of the Original Appraisal, the broader stock market has followed a volatile trend. Stocks eased lower in late-May, reflecting profit taking and concerns about a pullback in China's stock market. Inflation worries and higher rates pushed stocks lower in early-June, while a strong retail sales report for May triggered a rebound in the stock market in mid-June. Stocks generally traded lower in the second half in June on continued inflation concerns, as well as higher oil prices and concerns about weakness in the housing market. However, the broader stock market showed a positive trend at the start of third quarter of 2007, with the DJIA closing at several record highs in early- and mid-July. The DJIA experienced a degree of volatility, as the DJIA reached a low of 13,267 on June 7, 2007, followed by a general rising trend. The DJIA increased by approximately 284 points on July 12, 2007, the highest one-day increase in four years. On July 19, 2007, the DJIA crossed the 14,000 point level for the first time. A positive report on manufacturing activity in June, healthy job growth reflected in the June employment report and merger news contributed to the stock market rally. After reaching these new highs in mid-July, the broader stock market has experienced a sharp downturn, declining by approximately 650 points from the July 19, 2007 close to July 30, 2007. This decline was due to several factors, including implied profit-taking by investors, worries over the banking industry and the housing market, which could ultimately affect the entire economy. Oil prices have also remained high, leading to further uncertainty. On July 30, 2007, the DJIA closed at 13358.31, or 1.1% lower since the date of the Original Appraisal, and the NASDAQ closed at 2583.28, or 1.0% higher since the date of the Original Appraisal.

In contrast, thrift issues have declined in value since the Original Appraisal. Merger news provided a boost to thrift stocks heading into late-May, but the gains were not sustained as thrift stocks traded lower on news of stronger than expected economic data and higher interest rates. A favorable employment report for May boosted thrift stocks at the start of June, which was followed by a general downturn in thrift stocks going into mid-June on higher interest rates. Higher interest rates and lackluster housing data furthered the downward trend in thrift stocks during the second half of June. The thrift sector continued to struggle at the beginning of the third quarter of 2007 on earnings worries and the widening meltdown in the subprime market as Standard & Poor and Moody's announced plans to downgrade securities backed by subprime mortgages. Bargain hunting and strength in the broader market supported a modest rebound in thrift stocks in mid-July, with the SNL Index reaching an interim high of 1644.34 on July 13, 2007. However, continued adverse news about the housing market and delinquency levels nationwide, resulted in a noticeable decline in thrift industry pricing through July 26, 2007. Further poor performance and potential bankruptcies of publicly traded mortgage banking companies also led to declines. The broader market for all financial institution stocks was affected. Indicative of this impact, on July 30, 2007, the SNL Index for all publicly-traded thrifts closed at 1,516.67, a decrease of 12.1% since the date of the Original Appraisal.

The updated pricing measures for the Peer Group and for all publicly traded thrifts generally showed noticeable changes since the Original Appraisal date. The Peer Group's updated price/book and price/tangible book ratios, and price/earnings and price/core earnings multiples decreased due to overall lower stock prices. Since the date of the Original Appraisal, nine of the ten Peer Group companies were trading at lower prices as of July 30, 2007, with an average stock price decline of 8.6%.

The pricing ratios of all publicly-traded thrifts also recorded notable declines in terms of the price/book and price/tangible book value ratios, while the industry-wide price/earnings and price/core earnings multiples were relatively stable due to lower trailing 12 month earnings. The Peer Group's updated pricing measures continued to reflect similar P/E multiples and lower P/B and P/TB ratios than indicated for the comparable averages for all publicly-traded thrifts.

A comparative pricing analysis of all publicly-traded thrifts, the Peer Group and recent conversions is shown in Table 5, based on market prices as of May 25, 2007 and July 30, 2007. See Exhibit 1 for data as of July 30, 2007 regarding all publicly traded savings institutions.

As set forth in the Original Appraisal, the "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

The market for recent conversions has pulled back along with the thrift sector in general, with fewer offerings being oversubscribed and typically reflecting only modest price appreciation in initial after market trading activity. As shown in Table 6, two standard conversions, one second-step conversion and two mutual holding company offerings were completed during the past three months. The standard conversion offerings are considered to be more relevant for our analysis, which were completed by Louisiana Bancorp, Inc. of Louisiana on July 10, 2007 and Quaint Oak Bancorp, Inc. of Pennsylvania on July 5, 2007. Louisiana Bancorp's offering resulted in gross proceeds of $63.5 million, which closed between the maximum and supermaximum of the offering range, while Quaint Oak Bancorp's oversubscribed offering resulted in closing at the $13.9 million supermaximum of the offering range.

Table 5
Beacon Federal Bancorp, Inc.
Market Pricing Characteristics

	At May 25, 2007	At July 30, 2007	% Change
Peer Group Average (Common to Both Dates)			
Price/Earnings (x)	21.80x	19.84x	(9.0)%
Price/Core Earnings (x)	20.50	19.05	(7.1)
Price/Book (%)	128.97%	118.24%	(8.3)
Price/Tangible Book (%)	137.27	125.63	(8.5)
Price/Assets (%)	13.72	12.71	(7.4)
Avg. Mkt. Capitalization ($Mil)	$81.00	$75.49	(6.8)
Avg. Stock Price ($)	23.12	21.14	(8.6)
All Publicly-Traded Thrifts Average			
Price/Earnings (x)	19.96x	19.84x	(0.6)%
Price/Core Earnings (x)	20.33	20.45	0.6
Price/Book (%)	144.46%	126.65%	(12.3)
Price/Tangible Book(%)	162.58	143.41	(11.8)
Price/Assets (%)	17.98	16.03	(10.9)
Avg. Mkt. Capitalization ($Mil)	$439.88	$387.69	(11.9)
Recent Conversions Average (1)			
Price/Core Earnings (x)	32.71x	29.46x	(9.9)%
Price/Tangible Book (%)	94.59%	88.94%	(6.0)

(1) Ratios are based on standard conversions completed for prior three months (two companies as of May 25, 2007 and as of July 30, 2007).

Louisiana Bancorp had pre-conversion assets of $216 million and a pre-conversion equity-to-assets ratio of 13.7%, while Quaint Oak Bancorp had pre-conversion assets of $61 million and a pre-conversion equity-to-assets ratio of 8.0%. The pro forma valuation and offering results of Louisiana Bancorp reflected weakness given the continuing impact of Hurricane Katrina. The average pro forma price/tangible book ratio at the closing value of these two offerings equaled 79.8% and the pro forma core price/earnings ratio at the closing value equaled 25.9 times. The average trading price of these two institutions was 3.8% above the initial public offering ("IPO") price after one day of trading and 3.0% lower than the IPO price as of July 30, 2007.

Although not directly comparable given their transaction structure, we believe it is useful to examine the market receptivity to other offering types. In this regard, we note that Hometown Bancorp in New York, who completed their mutual holding company offering at the end of June 2007, has experienced a 7.5% decline in stock price despite the oversubscribed offering, while Beneficial Mutual Bancorp in PA, who completed their mutual holding company

Table 6
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information			Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information				Contribution to Charitable Found.		Insider Purchases: % Off Incl. Fdn. Benefit Plans			Insider Purchases	Initial Dividend	Pro Forma Data: Pricing Ratios(3)			Pro Forma Data: Financial Charac.			IPO	Post-IPO Pricing Trends: Closing Price: First Trading		After First		After First		Thru	
Institution	Conver. Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog Plans (%)	Stk Option (%)	Mgmt.& Dirs. (%)(2)	Yield (%)	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	Price ($)	Day ($)	% Change (%)	Week(4) ($)	% Change (%)	Month(5) ($)	% Change (%)	7/30/07 ($)	% Change (%)
Standard Conversions																																
Louisiana Bancorp, Inc., LA	7/10/07	LABC-NASDAQ	$ 216	13.74%	0.12%	652%	$ 63.5	100%	120%	2.3%	N.A.	N.A.	8.0%	4.0%	10.0%	3.4%	0.00%	75.5%	31.5x	23.5%	0.7%	31.1%	2.4%	$10.00	$10.95	9.5%	$10.40	4.0%	$10.70	7.0%	$10.70	7.0%
Quaint Oak Bancorp, Inc., PA*(1)	7/5/07	QNTO-OTCBB	$ 61	7.96%	1.46%	64%	$ 13.9	100%	132%	4.0%	N.A.	N.A.	8.0%	4.0%	10.0%	6.1%	0.00%	84.1%	20.3x	19.1%	0.9%	22.3%	4.2%	$10.00	$9.80	-2.0%	$9.30	-7.0%	$8.70	-13.0%	$8.70	-13.0%
Averages - Standard Conversions:			$ 139	10.85%	0.79%	458%	$ 38.7	100%	126%	3.1%	N.A.	N.A.	8.0%	4.0%	10.0%	4.8%	0.00%	79.8%	25.9x	21.3%	0.8%	26.7%	3.3%	$10.00	$10.38	3.8%	$9.85	-1.5%	$9.70	-3.0%	$9.70	-3.0%
Medians - Standard Conversions:			$ 139	10.85%	0.79%	458%	$ 38.7	100%	126%	3.1%	N.A.	N.A.	8.0%	4.0%	10.0%	4.8%	0.00%	79.8%	25.9x	21.3%	0.8%	26.7%	3.3%	$10.00	$10.38	3.8%	$9.85	-1.5%	$9.70	-3.0%	$9.70	-3.0%
Second Step Conversions																																
Abington Bancorp, Inc., PA*	6/28/07	ABBC-NASDAQ	$ 951	12.15%	0.25%	67%	$ 139.7	57%	87%	3.6%	N.A.	N.A.	7.5%	3.7%	9.3%	4.9%	1.50%	102.9%	27.2x	22.8%	0.8%	22.1%	3.8%	$10.00	$9.60	-4.0%	$9.84	-1.6%	$9.52	-4.8%	$9.43	-5.7%
Averages - Second Step Conversions:			$ 951	12.15%	0.25%	67%	$ 139.7	57%	87%	3.6%	N.A.	N.A.	7.5%	3.7%	9.3%	4.9%	1.50%	102.9%	27.2x	22.8%	0.8%	22.1%	3.8%	$10.00	$9.60	-4.0%	$9.84	-1.6%	$9.52	-4.8%	$9.43	-5.7%
Medians - Second Step Conversions:			$ 951	12.15%	0.25%	67%	$ 139.7	57%	87%	3.6%	N.A.	N.A.	7.5%	3.7%	9.3%	4.9%	1.50%	102.9%	27.2x	22.8%	0.8%	22.1%	3.8%	$10.00	$9.60	-4.0%	$9.84	-1.6%	$9.52	-4.8%	$9.43	-5.7%
Mutual Holding Company Conversions																																
Beneficial Mutual Bancorp, Inc., P.	7/16/07	BNCL-NASDAQ	$ 3,483	11.44%	0.50%	207%	$ 236.1	44%	132%	1.3%	C/S	500K/4.02%	8.6%	4.4%	11.1%	1.3%	0.00%	97.6%	44.9x	20.2%	0.3%	12.2%	2.0%	$10.00	$9.21	-7.9%	$9.38	-6.2%	$9.28	-7.2%	$9.28	-7.2%
Hometown Bancorp, Inc., NY	6/29/07	HTWC-OTCBB	$ 124	7.04%	0.39%	167%	$ 10.7	45%	132%	6.5%	N.A.	N.A.	8.7%	4.4%	10.9%	4.2%	0.00%	82.6%	23.9x	16.6%	0.7%	13.1%	4.9%	$10.00	$10.00	0.0%	$10.00	0.0%	$9.50	-5.0%	$9.25	-7.5%
Averages - Mutual Holding Company Conversions:			$ 1,804	9.24%	0.45%	187%	$ 123.4	45%	132%	3.9%	NA	NA	8.8%	4.4%	11.0%	2.8%	0.00%	90.1%	34.4x	18.4%	0.5%	12.6%	3.5%	$10.00	$9.61	-4.0%	$9.69	-3.1%	$9.39	-6.1%	$9.27	-7.4%
Medians - Mutual Holding Company Conversions:			$ 1,804	9.24%	0.45%	187%	$ 123.4	45%	132%	3.9%	NA	NA	8.8%	4.4%	11.0%	2.8%	0.00%	90.1%	34.4x	18.4%	0.5%	12.6%	3.5%	$10.00	$9.61	-4.0%	$9.69	-3.1%	$9.39	-6.1%	$9.27	-7.4%
Averages - All Conversions:			$ 967	10.47%	0.54%	272%	$92.8	69%	121%	3.5%	NA	NA	8.2%	4.1%	10.3%	4.0%	0.30%	88.5%	29.5x	20.4%	0.7%	20.1%	3.5%	$10.00	$9.91	-0.9%	$9.76	-2.2%	$9.54	-4.6%	$9.47	-5.3%
Medians - All Conversions:			$ 216	11.44%	0.39%	167%	$63.5	57%	132%	3.6%	NA	NA	8.0%	4.0%	10.0%	4.2%	0.00%	84.1%	27.2x	20.2%	0.7%	22.1%	3.8%	$10.00	$9.80	-2.0%	$9.84	-1.6%	$9.50	-5.0%	$9.28	-7.2%

Note: * - Appraisal performed by RP Financial; BOLD=RP Financial did the Conversion Business Plan. "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

July 30, 2007

offering on July 16, 2007, has experienced a 7.2% decline in stock price despite the oversubscribed offering. Shifting to the most recent second step conversion offering, Abington Bancorp ("Abington") in Pennsylvania, we note that the stock has declined from the offering price. Abington closed their offering in late June 2007 just above the bottom of the range through a syndicate process, and as of July 30, 2007, their stock was trading 5.7% below the second step offering price.

Table 7 shows the current pricing ratios of the two recent conversions that are publicly-traded on NASDAQ or an Exchange and are fully-converted companies. Based on closing market prices as of July 30, 2007, the average P/TB ratio of the three recent conversions equaled 88.94% compared to an average P/TB ratio of 143.71% for all publicly-traded thrifts.

Summary of Adjustments

In the Original Appraisal, we made the adjustments shown in Table 8 to Beacon Federal's pro forma value based upon our comparative analysis to the Peer Group:

The factors concerning the valuation parameters of primary market area, dividends, liquidity of the shares, management and effect of government regulations and regulatory reform did not change since the Original Appraisal. Accordingly, those parameters were not discussed further in this update.

Table 8
Beacon Federal Bancorp, Inc.
Valuation Adjustments

Key Valuation Parameters:	Previous Valuation Adjustment
Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	Significant Downward
Asset Growth	No Adjustment
Primary Market Area	Moderate Downward
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

The Bank's financial performance declined somewhat over the most recent twelve month period, as trailing twelve month earnings declined. The lower earnings were due to higher loan loss provisions, higher operating expenses and a higher effective tax rate. The reduction in the net interest income ratio was the result of a narrower interest rate spread, due to a more significant increase in the cost of interest-bearing liabilities ("IBL") relative to the yield earned on interest-earning assets ("IEA"). The more significant increase in the Bank's interest expense ratio was attributable to the more immediate impact that higher short-term interest rates had on funding costs relative to asset yields, along with higher use of borrowed funds. Beacon Federal's balance sheet expanded in the most recent three month period.

The most significant new information that would lead us to a different conclusion other than that reached in our Original Appraisal pertains to the deterioration in the thrift stock market as reflected in the market for thrift stock and the performance in the new issue market. Specifically, the Peer Group's average core earnings multiple is down in the range of 7% while the P/B and P/TB ratios have diminished by 8%-9%. Likewise, the pricing ratios of all publicly traded thrifts have diminished since the date of the Original Appraisal while the SNL Thrift Index has declined by 12.1%. The new issue market has also weakened as offerings such as Quaint Oak Bancorp's standard conversion offering traded lower in the aftermarket, while Louisiana Bancorp traded up nominally, notwithstanding the pro forma price/tangible book ratio of 75.5%. Abington Bancorp's second step stock offering closed near the minimum of the offering range and traded down in aftermarket trading. Additionally, recent offerings mutual holding company offerings by Beneficial Mutual Bancorp of PA and Hometown Bancorp of NY traded lower in aftermarket trading. Taking the foregoing into account, we have revised the Marketing of the Issue valuation parameter to a "Moderate Downward" adjustment in this updated valuation from "No Adjustment" in our Original Appraisal.

Valuation Approaches

In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Beacon Federal's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds.

In computing the pro forma impact of the conversion and the related pricing ratios, we utilized updated balance sheet and income statement data for the Association as of or for the 12 months ended June 30, 2007. Consistent with the Original Appraisal, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the Original Appraisal, this updated appraisal incorporates a "technical" analysis of recently completed offerings, including principally the P/B approach which (as discussed in the Original Appraisal) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

The Association will adopt Statement of Position ("SOP" 93-6) which will cause earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares. For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Association's shareholders. However, we have considered the impact of the Association's adoption of SOP 93-6 in the determination of pro forma market value.

Based on the foregoing, we have concluded that the pro forma market value should be revised downward to reflect the lower earnings and financial performance of the Bank, and the decline in market pricing of the Peer Group. Therefore, as of July 30, 2007, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion is equal to $82,500,000 at the midpoint of the valuation range, equal to 8,250,000 shares at $10.00 per share.

1. P/E Approach. In applying the P/E approach, we considered both reported earnings and a recurring, or "core", earnings base, that is, earnings adjusted to exclude any one time non-operating and extraordinary items, plus the estimated after tax-earnings benefit from reinvestment of net stock proceeds. The Association's reported earnings equaled $1,681,000 for the 12 months ended June 30, 2007. In deriving Beacon Federal's core earnings, as was done in the Original Appraisal, the adjustment made to reported earnings was to eliminate the $124,000 of gains on the sale of investment securities, and the minimal loss on the sale of loans recorded during the most recent 12 month period. As shown below, on a tax-affected basis, assuming application of an effective marginal tax rate of 39%, the Association's core earnings were determined to equal $1,607,000 for the 12 months ended June 30, 2007. (Note: see Exhibit 2 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

Table 9
Beacon Federal Bancorp, Inc.
Derivation of Core Earnings

	Trailing 12 Mos. Ended 6/30/07 ($000)
Net income (as reported)	$1,681
Less: Net Gains on Sale of Investments/Loans(1)	(74)
Core earnings estimate	$1,607

(1) Tax effected at 39%.

Comparison to Peer Group Averages: Based on Beacon Federal's reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Association's updated reported and core P/E multiples at the $82.5 million midpoint value equaled 31.58 times and 32.49 times, respectively, providing for premiums of 59.2% and 70.6%, respectively, relative to the Peer Group's average reported and core P/E multiples of 19.84 times and 19.05 times. The Peer Group's P/CE multiple as shown in Table 10 has been adjusted to exclude Central Bancorp of MA, whose ratio was "not meaningful" in the

Original Appraisal. In comparison, the Association's pro forma reported and core price/earnings multiples at the midpoint value of the Original Appraisal were at premiums of 46.4% and 59.9%, respectively. In comparison to the Peer Group's average reported and core P/E multiples, the Association's P/E multiples at the top of the superrange reflected premiums of 87.9% and 100.6% on a reported and core earnings basis, respectively.

<u>Comparison to Peer Group Medians:</u> In comparison to the Peer Group's median reported and core P/E multiples of 18.00 times and 17.02 times (as adjusted), respectively, the Association's pro forma midpoint reported and core P/E ratios represent premiums of 75.4% and 90.9%, respectively. At the top of the superrange, the Association's reported and core P/E multiples equaled 37.27 times and 38.22 times, respectively. In comparison to the Peer Group's median reported and core P/E multiples, the Association's P/E multiples at the top of the superrange reflected premiums of 107.1% and 124.6% on a reported and core earnings basis, respectively.

The implied premiums reflected in the Association's pro forma reported and core P/E multiples take into consideration the Association's resulting pro forma P/B and P/TB ratios. The Association's conversion pricing ratios relative to the Peer Group's pricing ratios are indicated in Table 10, and the pro forma calculations are detailed in Exhibits 3 and 4.

2. <u>P/B Approach.</u> The application of the P/B valuation method requires calculating the Association's pro forma market value by applying valuation P/B and P/TB ratios, as derived from the Peer Group's P/B and P/TB ratios to Beacon Federal's pro forma book value and pro forma tangible book value.

<u>Comparison to Peer Group Averages:</u> Based on the $82.5 million midpoint valuation, Beacon Federal's updated pro forma P/B and P/TB ratios both equaled 71.23%. In comparison to the average P/B and P/TB ratios for the Peer Group of 118.24% and 125.63%, respectively, the Association's midpoint ratios reflected a discount of 39.8% on a P/B basis and a discount of 43.3% on a P/TB basis. In comparison, the Association's pro forma P/B and P/TB ratios at the midpoint value of the Original Appraisal were at discounts of 42.7% and 46.2%, respectively, to the Peer Group's average P/B and P/TB ratios. At the top of the superrange, the Association's P/B and P/TB ratios equaled 78.47%. In comparison to the Peer Group's average P/B and P/TB ratios, the Association's P/B and P/TB ratios at the top of the superrange reflected discounts of 33.6% and 37.5%, respectively.

<u>Comparison to Peer Group Medians:</u> In comparison to the median P/B and P/TB ratios for the Peer Group of 121.52% and 124.73%, respectively, the Association's midpoint ratios reflected a discount of 41.4% on a P/B basis and 42.9% on a P/TB basis. At the top of the superrange, the Association's P/B and P/TB ratios both equaled 78.47%. In comparison to the Peer Group's median P/B and P/TB ratios, the Association's P/B and P/TB ratios at the top of the superrange reflected discounts of 35.4% and 37.1%, respectively.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 10
Public Market Pricing
Beacon Federal Bancorp of NY and the Comparables
As of July 30, 2007

		Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)						
		Price/ Share(1)	Market Value	Core 12-Mth EPS(2)	Book Value/ Share	P/E	P/B	P/A	P/TB	P/CORE	Amount/ Share	Yield	Payout Ratio(5)	Total Assets	Equity/ Assets	NPAs/ Assets	Reported ROA	Reported ROE	Core ROA	Core ROE
		($)	($Mil)	($)	($)	(X)	(%)	(%)	(%)	(X)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)
Beacon Federal Bancorp of NY																				
	Superrange	$10.00	$109.11	$0.26	$12.74	37.27	78.47	13.94	78.47	38.22	$0.00	0.00	0.00	$783	17.77	0.09	0.37	2.11	0.36	2.05
	Range Maximum	10.00	94.88	0.28	13.35	34.38	74.93	12.32	74.93	35.32	$0.00	0.00	0.00	770	16.44	0.10	0.36	2.18	0.35	2.12
	Range Midpoint	10.00	82.50	0.31	14.04	31.58	71.23	10.86	71.23	32.49	$0.00	0.00	0.00	759	15.25	0.10	0.34	2.26	0.33	2.19
	Range Minimum	10.00	70.13	0.34	14.98	28.43	66.77	9.37	66.77	29.30	$0.00	0.00	0.00	749	14.03	0.10	0.33	2.35	0.32	2.28
All Public Companies(7)																				
	Averages	16.16	387.69	0.79	13.45	19.84	126.65	16.03	143.71	20.45	0.40	2.41	35.10	3,069	12.69	0.55	0.56	5.48	0.55	5.24
	Medians	13.63	95.82	0.50	11.32	17.93	120.03	13.01	135.86	18.43	0.32	2.34	39.38	793	10.63	0.35	0.57	4.67	0.58	4.74
All Non-MHC State of NY(7)																				
	Averages	14.24	889.91	0.76	11.63	19.27	135.73	15.51	183.78	18.28	0.48	3.28	44.20	5,830	12.21	0.23	0.69	6.93	0.71	7.27
	Medians	12.85	398.42	0.74	11.73	16.00	129.90	15.38	173.58	15.60	0.48	3.17	51.06	2,941	13.20	0.22	0.74	6.05	0.74	7.01
Comparable Group Averages																				
	Averages	21.14	75.49	1.15	17.88	19.84	118.24	12.71	125.63	20.57	0.66	3.14	48.32	638	10.54	0.16	0.58	6.07	0.63	6.48
	Medians	18.82	69.67	1.01	16.26	18.00	121.52	10.85	124.73	18.84	0.70	3.15	21.19	681	8.86	0.14	0.52	6.99	0.61	6.87
State of NY																				
AF	Astoria Financial Corp. of NY	23.66	2291.52	1.66	12.57	14.17	188.23	10.71	221.95	14.25	1.04	4.40	62.65	21,394	5.69	0.29	0.74	12.90	0.74	12.82
CMSB	CMS Bancorp, Inc. of NY	10.50	21.58	0.05	11.73	NM	89.51	15.38	89.51	NM	0.00	0.00	0.00	140	17.18	NA	0.13	0.77	0.07	0.43
CARV	Carver Bancorp, Inc. of NY	15.10	37.87	1.48	20.58	14.66	73.37	5.15	83.75	10.20	0.36	2.38	24.32	736	7.02	0.48	0.36	5.20	0.52	7.47
DCOM	Dime Community Bancshare of NY	11.30	398.42	0.74	8.09	14.30	139.68	12.08	173.58	15.27	0.56	4.96	NM	3,299	8.65	0.11	0.88	9.55	0.82	8.95
ESBK	Elmira Svgs Bank, FSB of NY	20.88	30.32	1.54	17.07	18.00	122.32	8.06	123.33	13.56	0.80	3.83	51.95	376	6.59	0.11	0.47	7.06	0.63	9.38
FNFG	First Niagara Fin. Group of NY	12.64	1342.49	0.81	13.06	16.00	96.78	16.90	209.97	15.60	0.56	4.43	69.14	7,946	17.46	0.20	1.06	6.05	1.08	6.20
FFIC	Flushing Fin. Corp. of NY	15.13	321.56	0.94	10.34	15.28	146.32	10.93	159.43	16.10	0.48	3.17	51.06	2,941	7.47	0.11	0.77	10.10	0.74	9.59
GLK	Great Lakes Bancorp, Inc of NY	12.85	140.35	-0.13	12.42	NM	103.46	15.51	103.46	NM	0.00	0.00	NM	905	14.99	0.41	-0.16	-1.05	-0.16	-1.05
NYB	New York Community Bcrp of NY	16.22	5090.68	0.81	11.83	21.92	137.11	18.20	347.32	20.02	1.00	6.17	NM	27,977	13.27	0.08	0.82	6.40	0.90	7.01
PRTR	Partners Trust Fin. Grp. of NY	11.96	519.67	0.53	11.32	23.92	105.65	13.94	215.88	22.57	0.28	2.34	52.83	3,727	13.20	0.11	0.58	4.37	0.61	4.63
PBNY	Provident NY Bncrp, Inc. of NY	13.67	569.59	0.48	9.90	29.09	138.08	20.33	236.10	28.48	0.20	1.46	41.67	2,801	14.73	0.23	0.70	4.88	0.72	4.98
ROME	Rome Bancorp, Inc. of Rome NY	11.86	98.92	0.40	9.13	28.93	129.90	32.65	129.90	29.65	0.32	2.70	NM	303	25.14	0.38	1.13	4.18	1.10	4.08
TRST	TrustCo Bank Corp NY of NY	9.41	705.90	0.61	3.20	15.68	294.06	21.75	294.98	15.43	0.64	6.80	NM	3,245	7.40	0.23	1.47	19.67	1.49	20.00
Comparable Group																				
BFBC	Benjamin Frkln Bncrp Inc of MA	13.43	108.59	0.65	13.48	26.86	99.63	12.19	150.06	20.66	0.24	1.79	36.92	891	12.23	0.17	0.45	3.71	0.58	4.83
CEBK	Central Bncrp of Somerville MA	23.62	38.74	0.69	24.86	25.96	95.01	6.85	100.55	34.23	0.72	3.05	NM	565	7.21	0.06	0.27	3.76	0.21	2.85
ESBK	Elmira Svgs Bank, FSB of NY	20.88	30.32	1.54	17.07	18.00	122.32	8.06	123.33	13.56	0.80	3.83	51.95	376	6.59	0.11	0.47	7.06	0.63	9.38
FSBI	Fidelity Bancorp, Inc. of PA	16.75	50.08	1.13	15.45	12.14	108.41	6.88	115.28	14.82	0.56	3.34	49.56	728	6.34	NA	0.57	9.41	0.46	7.71
HARL	Harleysville Svgs Fin Cp of PA	15.15	59.40	0.89	12.55	16.47	120.72	7.78	120.72	17.02	0.68	4.49	NM	764	6.44	NA	0.47	7.44	0.46	7.19
HIFS	Hingham Inst. for Sav. of MA	31.39	66.52	2.02	24.80	15.54	126.57	9.51	126.57	15.54	0.80	2.55	39.60	699	7.51	0.02	0.63	8.38	0.63	8.38
LSBX	LSB Corp of No. Andover MA	15.84	72.82	0.66	12.89	NM	122.89	13.01	122.89	24.00	0.56	3.54	NM	560	10.59	0.19	0.12	1.13	0.56	5.32
MASB	MassBank Corp. of Reading MA	34.35	148.39	1.60	25.14	20.33	136.63	17.92	138.01	21.47	1.12	3.26	70.00	828	13.11	0.02	0.85	6.91	0.81	6.55
ROME	Rome Bancorp, Inc. of Rome NY	11.86	98.92	0.40	9.13	28.93	129.90	32.65	129.90	29.65	0.32	2.70	NM	303	25.14	0.38	1.13	4.18	1.10	4.08
THRD	TF Fin. Corp. of Newtown PA	28.13	81.16	1.91	23.39	14.35	120.27	12.27	128.98	14.73	0.80	2.84	41.88	662	10.20	0.32	0.85	8.74	0.83	8.52

(1) Average of high/low or bid/ask price per share.
(2) EPS (core basis) is based on actual trailing twelve month data, adjusted to omit the impact of non-operating items on a tax *effected* basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE = Price to Core Earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP Financial considered the discounts under the P/B approach to be reasonable, in light of the previously referenced valuation adjustments, the nature of the calculation of the P/B ratio which mathematically results in a ratio discounted to book value, and the resulting premium pricing ratios indicated under the earnings approach.

3. P/A Approach. The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Association's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the midpoint of the valuation range, Beacon Federal's updated P/A value equaled 10.86% of pro forma assets. Comparatively, the Peer Group companies exhibited average and median P/A ratios of 12.71% and 10.85%, which implies a discount of 14.6% to the Peer Group average and a 0.1% premium to the Peer Group median. These ratios compare to a discount of 9.7% to the Peer Group average and a premium of 6.5% to the Peer Group median as outlined in the Original Appraisal.

Valuation Conclusion

We have concluded that the Association's estimated pro forma market value should be decreased since the date of the Original Appraisal.

Accordingly, it is our opinion, as of July 30, 2007, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion equaled \$82,500,000 at the midpoint, equal to 8,500,000 shares offered at a per share value of \$10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of \$70,125,000 and a maximum value of \$94,875,000. Based on the \$10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 7,012,500 at the minimum and 9,487,500 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of \$109,106,250 without a resolicitation. Based on the \$10.00 per share offering price, the supermaximum value would result in total shares outstanding of 10,910,625. The pro forma valuation calculations relative to the Peer Group are shown in Table 10 and are detailed in Exhibits 3 and 4.

Respectfully submitted,
RP® FINANCIAL, LC.



William E. Pommerening
CEO and Managing Director



James J. Oren
Senior Vice President

EXHIBITS

LIST OF EXHIBITS

EXHIBIT 1

Stock Prices
As of July 30, 2007

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of July 30, 2007

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(40)	12.77	30,910	155.8	15.59	12.06	12.70	0.55	-0.43	-9.48	0.27	0.27	7.76	7.33	58.46
SAIF-Insured Thrifts(40)	12.77	30,910	155.8	15.59	12.06	12.70	0.55	-0.43	-9.48	0.27	0.27	7.76	7.33	58.46
AMEX Traded Companies(1)	10.85	2,299	10.6	14.35	10.60	10.85	0.00	-16.54	-13.20	0.44	0.50	8.78	8.78	57.62
NASDAQ Listed OTC Companies(39)	12.83	31,752	160.1	15.63	12.11	12.75	0.56	0.04	-9.37	0.26	0.26	7.73	7.29	58.48
Mid-Atlantic Companies(23)	12.04	24,154	125.8	14.97	11.39	11.93	0.85	-3.60	-10.50	0.28	0.28	7.76	7.28	56.89
Mid-West Companies(7)	15.42	66,816	316.4	17.71	14.39	15.48	-0.41	4.16	-2.00	0.27	0.27	8.24	7.77	62.62
New England Companies(5)	11.35	11,522	60.8	14.14	10.90	11.37	0.00	-4.59	-14.51	0.24	0.24	7.28	6.95	63.32
South-East Companies(2)	13.08	10,889	43.9	17.00	12.96	13.42	-2.53	-3.40	-21.44	0.24	0.24	5.86	5.77	40.53
South-West Companies(1)	15.69	25,789	182.1	19.00	14.25	14.80	6.01	56.90	-7.38	0.17	0.17	8.40	8.40	62.27
Thrift Strategy(40)	12.77	30,910	155.8	15.59	12.06	12.70	0.55	-0.43	-9.48	0.27	0.27	7.76	7.33	58.46
Companies Issuing Dividends(26)	13.50	18,341	115.2	16.33	12.61	13.41	0.60	-0.33	-9.86	0.31	0.30	7.97	7.36	62.52
Companies Without Dividends(14)	11.53	52,183	224.5	14.35	11.14	11.49	0.45	-0.59	-8.84	0.20	0.20	7.42	7.27	51.58
Equity/Assets 6-12%(14)	14.17	15,398	126.9	17.70	13.31	14.07	0.65	-6.80	-13.42	0.37	0.37	8.65	8.02	89.73
Equity/Assets >12%(25)	12.04	39,004	170.9	14.50	11.41	11.98	0.49	2.89	-7.43	0.21	0.21	7.30	6.97	42.14
Holding Company Structure(37)	12.83	31,553	159.2	15.74	12.11	12.78	0.41	-0.21	-9.51	0.27	0.27	7.81	7.35	59.94
Assets Over $1 Billion(11)	16.25	84,004	431.1	19.77	15.63	16.15	0.74	5.80	-6.77	0.29	0.30	8.10	7.48	60.23
Assets $500 Million-$1 Billion(9)	11.29	19,435	88.8	14.36	10.93	11.26	0.36	-5.35	-17.56	0.21	0.21	7.30	7.29	46.89
Assets $250-$500 Million(19)	11.43	7,492	36.2	13.79	10.56	11.36	0.53	-1.57	-8.58	0.26	0.25	7.65	7.18	60.61
Assets less than $250 Million(1)	10.85	2,299	10.6	14.35	10.60	10.85	0.00	-16.54	-13.20	0.44	0.50	8.78	8.78	57.62
Goodwill Companies(18)	12.64	40,716	181.5	15.30	11.94	12.70	-0.64	-3.51	-9.85	0.27	0.27	7.71	6.75	65.33
Non-Goodwill Companies(21)	13.03	21,479	128.6	16.10	12.30	12.88	1.32	2.07	-9.34	0.27	0.27	7.83	7.83	54.33
MHC Institutions(40)	12.77	30,910	155.8	15.59	12.06	12.70	0.55	-0.43	-9.48	0.27	0.27	7.76	7.33	58.46
MHC Converted Last 3 Months(1)	9.28	82,265	338.5	9.69	9.05	9.13	1.64	-7.20	-7.20	0.15	0.14	7.12	5.43	44.62

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of July 30, 2007

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY	23.66	96,852	2,291.5	31.75	23.12	23.60	0.25	-20.50	-21.55	1.67	1.66	12.57	10.66	220.89
BFF	BFC Financial Corp. of FL(8)	3.35	35,847	120.1	7.06	3.11	3.33	0.60	-44.72	-49.62	-0.10	-0.24	4.54	2.38	212.17
BBX	BankAtlantic Bancorp of FL	8.92	58,089	518.2	14.96	7.50	7.96	12.06	-36.24	-35.41	0.25	0.05	8.87	7.54	109.83
DSL	Downey Financial Corp. of CA	53.55	27,854	1,491.6	75.29	52.21	53.10	0.85	-19.49	-26.22	7.30	6.39	51.68	51.57	547.06
FED	FirstFed Financial Corp. of CA	46.85	16,010	750.1	69.70	44.60	48.30	-3.00	-19.42	-30.04	8.14	7.77	45.65	45.60	533.00
FBC	Flagstar Bancorp, Inc. of MI	11.24	62,360	700.9	15.59	10.73	11.37	-1.14	-23.12	-24.26	1.03	0.61	12.79	12.79	247.47
GLK	Great Lakes Bancorp, Inc of NY	12.85	10,922	140.3	16.98	11.68	13.19	-2.58	-9.19	-8.48	-0.13	-0.13	12.42	12.42	82.84
IMB	IndyMac Bancorp, Inc. of CA	21.69	73,579	1,595.9	48.14	20.36	23.83	-8.98	-49.87	-51.97	4.29	-1.42	27.93	26.40	403.57
NYB	New York Community Bcrp of NY	16.22	313,852	5,090.7	18.15	15.69	16.23	-0.06	-1.04	0.75	0.74	0.81	11.83	4.67	89.14
NAL	NewAlliance Bancshares of CT	13.79	113,452	1,564.5	17.09	13.25	13.70	0.66	-3.97	-15.91	0.42	0.43	12.62	7.40	70.32
PFB	PFF Bancorp, Inc. of Pomona CA	17.31	23,420	405.4	39.49	16.07	16.49	4.97	-54.87	-49.84	2.39	2.40	16.96	16.90	194.43
PFS	Provident Fin. Serv. Inc of NJ	14.20	63,449	901.0	18.94	13.76	14.37	-1.18	-21.42	-21.68	0.85	0.83	16.06	9.31	90.51
SOV	Sovereign Bancorp, Inc. of PA	19.59	479,100	9,385.6	26.70	19.32	19.56	0.15	-6.54	-22.84	0.07	0.75	17.74	6.32	171.56
AMEX Traded Companies															
FDT	Federal Trust Corp of FL	5.95	9,389	55.9	10.89	5.94	5.98	-0.50	-44.50	-41.09	0.26	0.23	5.82	5.82	75.33
GOV	Gouverneur Bcp MHC of NY(42.8)	10.85	2,299	10.6	14.35	10.60	10.85	0.00	-16.54	-13.20	0.44	0.50	8.78	8.78	57.62
WFD	New Westfield Fin. Inc. of MA	8.77	31,926	280.0	11.13	8.52	9.09	-3.52	-0.45	-16.79	0.17	0.18	9.19	9.19	31.76
TSH	Teche Hlding Cp of N Iberia LA	42.40	2,208	93.6	54.40	38.61	45.01	-5.80	-14.34	-17.67	3.28	3.25	29.62	27.88	326.14
WSB	Washington SB, FSB of Bowie MD	7.50	7,585	56.9	9.80	7.15	7.93	-5.42	-7.75	-14.29	0.48	0.43	8.12	8.12	57.17
NASDAQ Listed OTC Companies															
ABBC	Abington Bancorp, Inc. of PA	9.43	24,461	230.7	12.74	8.89	9.34	0.96	5.48	-21.35	0.37	0.37	9.71	9.71	43.87
ALLB	Alliance Bank MHC of PA (45.0)	9.03	7,225	29.4	11.94	8.76	9.10	-0.77	-21.07	-16.08	0.19	0.19	6.86	6.86	58.02
ASBI	Ameriana Bancorp of IN	9.53	2,989	28.5	14.24	9.29	9.51	0.21	-27.08	-27.08	-0.41	-0.13	10.84	10.56	146.20
ABNJ	American Bancorp of NJ	10.72	12,469	133.7	12.39	10.20	10.38	3.28	-9.15	-10.52	0.10	0.10	8.73	8.73	44.45
ABCW	Anchor BanCorp Wisconsin of WI	22.89	21,669	496.0	31.03	22.09	22.85	0.18	-24.46	-20.58	1.80	1.70	15.55	14.63	209.50
ACFC	Atl Cst Fed Cp of GA MHC(36.8)(8)	14.13	13,673	71.8	20.06	14.01	14.24	-0.77	-10.00	-22.49	0.35	0.35	6.58	6.37	64.82
BCSB	BCSB Bankcorp MHC of MD (36.5)(8)	9.70	5,915	20.9	17.30	8.45	10.25	-5.37	-14.76	-35.33	-1.79	-1.14	5.82	5.40	122.81
BKMU	Bank Mutual Corp of WI	10.73	55,195	592.2	12.76	10.42	10.74	-0.09	-13.12	-11.40	0.36	0.35	9.14	8.14	66.01
BFIN	BankFinancial Corp. of IL	14.03	23,175	325.1	18.50	13.59	13.79	1.74	-18.62	-21.22	0.37	0.36	13.36	11.99	67.61
BKUNA	BankUnited Fin. Corp. of FL	17.39	35,626	619.5	31.82	16.00	16.54	5.14	-42.03	-37.80	2.79	2.45	22.37	21.58	391.38
BNCL	Beneficial Mut MHC of PA(44.3)	9.28	82,265	338.5	9.69	9.05	9.13	1.64	-7.20	-7.20	0.15	0.14	7.12	5.43	44.62
BFBC	Benjamin Frkln Bncrp Inc of MA	13.43	8,086	108.6	16.94	13.15	13.25	1.36	-4.07	-17.61	0.50	0.65	13.48	8.95	110.21
BHLB	Berkshire Hills Bancorp of MA	27.70	8,842	244.9	39.67	26.94	28.61	-3.18	-19.17	-17.21	1.29	1.62	29.75	16.06	245.94
BRBI	Blue River Bancshares of IN	5.70	3,507	20.0	7.00	1.49	5.58	2.15	-11.63	-6.56	0.16	0.16	5.14	4.17	65.90
BOFI	Bofi Holding, Inc. Of CA	7.48	8,277	61.9	8.00	6.09	7.48	0.00	3.03	7.94	0.36	0.32	8.21	8.21	102.33
BYFC	Broadway Financial Corp. of CA	10.49	1,638	17.2	11.29	10.25	10.49	0.00	-0.57	-0.10	0.97	0.97	10.89	10.89	186.02
BRKL	Brookline Bancorp, Inc. of MA	10.38	59,585	618.5	14.25	10.10	10.64	-2.44	-21.00	-21.18	0.34	0.34	9.53	8.68	39.46
BFSB	Brooklyn Fed MHC of NY (30.0)	14.35	13,420	56.9	15.50	12.00	14.24	0.77	18.60	8.71	0.28	0.28	6.27	6.27	29.72
CITZ	CFS Bancorp, Inc of Munster IN	14.40	10,846	156.2	15.16	14.10	14.17	1.62	-3.42	-1.71	0.49	0.44	12.02	11.91	114.09
CMSB	CMS Bancorp, Inc. of NY	10.50	2,055	21.6	12.00	10.00	10.50	0.00	5.00	5.00	0.09	0.05	11.73	11.73	68.29
CFFN	Capitol Fd Fn MHC of KS (29.5)	32.64	74,270	712.8	40.42	32.06	32.75	-0.34	-5.94	-15.04	0.54	0.54	11.72	11.72	109.03
CARV	Carver Bancorp, Inc. of NY	15.10	2,508	37.9	18.12	14.52	15.50	-2.58	-15.41	-3.08	1.03	1.48	20.58	18.03	293.29
CEBK	Central Bncrp of Somerville MA	23.62	1,640	38.7	33.90	23.62	24.50	-3.59	-28.94	-27.01	0.91	0.69	24.86	23.49	344.81
CFBK	Central Federal Corp. of OH	6.43	4,435	28.5	8.46	6.22	6.37	0.94	-20.62	-12.64	0.06	0.01	6.51	6.51	54.28
CHEV	Cheviot Fin Cp MHC of OH(42.1)	13.03	9,308	51.7	13.75	11.51	13.06	-0.23	10.05	-1.44	0.20	0.20	7.70	7.70	33.81
CBNK	Chicopee Bancorp, Inc. of MA	14.55	7,439	108.2	16.19	12.70	14.29	1.82	2.68	-7.03	-0.31	-0.34	14.64	14.64	62.41
CZWI	Citizens Comm Bncorp Inc of WI	8.83	7,114	62.8	11.12	8.65	9.00	-1.89	-16.06	-9.71	0.03	0.03	10.91	9.90	42.47
CTZN	Citizens First Bancorp of MI	18.24	8,160	148.8	31.64	18.19	18.85	-3.24	-28.86	-40.66	1.15	1.12	22.01	20.49	219.66
CSBC	Citizens South Banking of NC	12.46	7,886	98.3	13.86	12.13	12.73	-2.12	-0.88	-3.71	0.72	0.72	10.86	6.86	93.54
CSBK	Clifton Svg Bp MHC of NJ(43.3)	10.10	28,791	129.4	12.35	9.87	9.98	1.20	-7.76	-17.15	0.10	0.10	6.61	6.61	28.37
COBK	Colonial Bank MHC of NJ (46.0)	11.78	4,433	24.5	16.05	11.78	11.81	-0.25	-8.68	-16.22	0.38	0.37	8.40	8.40	93.02
CFFC	Community Fin. Corp. of VA	9.99	4,296	42.9	12.97	9.68	9.90	0.91	-16.26	-14.76	0.97	0.97	8.90	8.90	104.78
DCOM	Dime Community Bancshars of NY	11.30	35,258	398.4	15.36	11.14	11.44	-1.22	-19.52	-19.34	0.79	0.74	8.09	6.51	93.58
ESBF	ESB Financial Corp. of PA	9.88	12,714	125.6	12.05	9.70	9.88	0.00	-13.49	-10.18	0.77	0.74	10.31	6.81	149.84
ESSA	ESSA Bancorp, Inc. of PA	10.91	16,981	185.3	12.21	10.49	10.70	1.96	9.10	9.10	0.35	0.35	11.50	11.50	53.43
ESBK	Elmira Svgs Bank, FSB of NY	20.88	1,452	30.3	28.92	19.75	20.40	2.35	-15.67	-24.07	1.16	1.54	17.07	16.93	259.04
EBTX	Encore Bancshares, Inc. of TX(8)	22.50	7,921	178.2	23.12	21.75	22.56	-0.27	7.14	7.14	0.00	0.00	0.00	0.00	0.00
FFDF	FFD Financial Corp of Dover OH	15.70	1,106	17.4	18.51	15.00	15.90	-1.26	-4.79	-10.34	1.43	1.33	16.01	16.01	153.28
FFCO	FedFirst Fin MHC of PA (45.8)	8.72	6,708	26.8	10.50	8.64	9.11	-4.28	-13.92	-10.10	-0.13	-0.13	6.90	6.74	42.51

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of July 30, 2007

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
FSBI	Fidelity Bancorp, Inc. of PA	16.75	2,990	50.1	19.75	16.71	16.75	0.00	-10.62	-10.14	1.38	1.13	15.45	14.53	243.54
FBTC	First BancTrust Corp of IL	11.25	2,293	25.8	12.50	10.61	11.50	-2.17	-6.17	-4.66	0.46	0.41	11.58	11.02	130.47
FBEI	First Bancorp of Indiana of IN	16.00	1,841	29.5	20.82	14.63	15.00	6.67	-17.74	-19.23	0.43	0.37	18.49	14.74	197.74
FBSI	First Bancshares, Inc. of MO	16.26	1,551	25.2	17.99	15.10	16.59	-1.99	-1.09	-6.55	-0.19	-0.24	17.17	16.98	155.76
FCAP	First Capital, Inc. of IN	16.21	2,838	46.0	19.25	16.21	16.38	-1.04	-9.19	-12.61	1.24	1.13	15.65	13.62	158.74
FCLF	First Clover Leaf Fin Cp of IL	10.56	9,074	95.8	12.46	10.00	10.18	3.73	-6.22	-8.17	0.24	0.25	10.31	9.06	41.66
FCPL	First Community Bk Corp of FL	16.25	4,068	66.1	22.00	14.01	16.14	0.68	-13.61	-9.67	0.91	0.91	8.52	8.41	98.77
FDEF	First Defiance Fin. Corp of OH	26.61	7,178	191.0	30.70	25.40	26.03	2.23	1.18	-12.03	2.14	1.91	22.92	17.28	211.54
FFNM	First Fed of N. Michigan of MI	8.21	2,883	23.7	9.80	8.01	8.38	-2.03	-9.88	-9.78	0.10	0.11	12.10	10.76	94.30
FFBH	First Fed. Bancshares of AR	22.03	4,872	107.3	25.43	22.03	22.35	-1.43	-2.26	-9.42	1.14	1.02	15.25	15.25	171.34
FFSX	First Federal Bankshares of IA	18.40	3,395	62.5	22.51	18.06	18.74	-1.81	-15.60	-15.21	0.93	0.68	20.65	15.19	190.78
FFCH	First Fin. Holdings Inc. of SC	27.73	11,841	328.4	41.50	27.07	28.37	-2.26	-17.57	-29.22	2.32	2.21	15.99	14.06	227.29
FFHS	First Franklin Corp. of OH	13.01	1,680	21.9	18.19	13.00	13.50	-3.63	-23.20	-16.06	0.78	1.24	15.30	15.30	197.10
FKFS	First Keystone Fin., Inc of PA	13.25	2,428	32.2	20.61	13.25	15.40	-13.96	-19.94	-31.70	0.34	0.42	14.30	14.30	214.96
FMSB	First Mutual Bncshrs Inc of WA(8)	25.89	6,695	173.3	27.08	20.97	25.99	-0.38	23.76	11.69	1.64	1.31	10.81	10.81	157.86
FNFG	First Niagara Fin. Group of NY	12.64	106,210	1,342.5	15.43	11.49	12.02	5.16	-13.96	-14.94	0.79	0.81	13.06	6.02	74.81
FPTB	First PacTrust Bancorp of CA	21.95	4,416	96.9	28.92	20.65	21.98	-0.14	-22.16	-20.79	1.05	1.05	18.83	18.83	178.39
FPFC	First Place Fin. Corp. of OH	15.87	17,236	273.5	25.49	15.10	15.62	1.60	-32.78	-32.44	1.42	1.25	19.15	13.19	179.59
FFIC	Flushing Fin. Corp. of NY	15.13	21,253	321.6	18.79	14.41	15.13	0.00	-10.47	-11.36	0.99	0.94	10.34	9.49	138.38
FXCB	Fox Chase Bncp MHC of PA(44.5)	11.25	14,680	73.5	14.32	10.69	11.26	-0.09	12.50	-16.67	0.25	0.24	8.62	8.62	50.56
FBTX	Franklin Bank Corp of TX	11.27	25,346	285.6	21.88	11.22	12.00	-6.08	-41.55	-45.13	0.60	0.11	13.97	7.64	191.46
GSLA	GS Financial Corp. of LA	19.30	1,266	24.4	22.01	16.51	20.00	-3.50	16.97	-2.53	1.53	1.55	21.49	21.49	133.19
PEDE	Great Pee Dee Bancorp of SC(8)	19.35	1,790	34.6	20.16	14.38	18.70	3.48	25.24	24.84	0.89	0.87	15.27	14.97	122.34
GCBC	Green Co Bcrp MHC of NY (44.4)	13.19	4,150	24.3	17.00	11.33	12.30	7.24	-8.72	-14.90	0.57	0.61	8.52	8.52	77.45
HFFC	HF Financial Corp. of SD	17.15	3,988	68.4	18.50	15.45	17.10	0.29	0.00	-0.75	1.42	1.88	15.49	14.25	249.78
HMNF	HMN Financial, Inc. of MN	33.98	4,276	145.3	36.10	32.25	34.81	-2.38	-4.95	-1.54	2.09	1.81	22.17	21.27	261.24
HBNK	Hampden Bancorp, Inc. of MA	10.21	7,950	81.2	13.00	9.00	10.20	0.10	2.10	2.10	-0.35	-0.36	12.80	12.80	64.26
HARL	Harleysville Svgs Fin Cp of PA	15.15	3,921	59.4	19.93	14.81	15.20	-0.33	-12.43	-18.02	0.92	0.89	12.55	12.55	194.76
HWFG	Harrington West Fncl Grp of CA	15.50	5,547	86.0	18.49	15.00	16.00	-3.13	-5.49	-10.14	1.44	1.46	12.48	11.33	203.06
HBOS	Heritage Fn Gp MHC of GA(29.9)	13.08	10,889	43.9	17.00	12.96	13.42	-2.53	-3.40	-21.44	0.24	0.24	5.86	5.77	40.53
HIFS	Hingham Inst. for Sav. of MA	31.39	2,119	66.5	38.49	29.89	30.81	1.88	-16.29	-8.43	2.02	2.02	24.80	24.80	330.07
HOME	Home Fed Bncp MHC of ID (40.8)(8)	13.63	15,232	84.4	17.99	13.41	14.22	-4.15	-6.39	-20.57	0.38	0.32	7.29	7.29	48.97
HFBC	HopFed Bancorp, Inc. of KY	14.71	3,615	53.2	16.80	14.39	15.53	-5.28	-9.48	-8.63	1.03	1.06	14.70	12.38	213.09
HCBK	Hudson City Bancorp, Inc of NJ	12.30	531,830	6,541.5	14.25	11.45	11.88	3.54	-5.75	-11.38	0.54	0.54	9.08	8.78	70.45
IFSB	Independence FSB of DC	10.10	1,552	15.7	12.80	8.57	10.10	0.00	4.23	0.20	-2.40	-2.74	7.67	7.67	102.28
ISBC	Investors Bcrp MHC of NJ(45.7)	12.21	111,469	649.3	16.00	12.00	12.31	-0.81	-8.88	-22.38	0.23	0.25	7.75	7.75	49.20
JXSB	Jcksnville Bcp MHC of IL(47.7)	13.39	1,987	12.7	13.80	11.18	13.39	0.00	7.12	3.48	0.34	0.34	10.80	9.38	138.62
JFBI	Jefferson Bancshares Inc of TN	11.50	6,455	74.2	13.57	11.50	11.70	-1.71	-10.85	-11.67	0.22	0.25	11.41	11.41	51.09
KFED	K-Fed Bancorp MHC of CA (37.3)(8)	13.35	13,970	70.3	20.08	13.19	13.26	0.68	-12.80	-29.18	0.34	0.34	6.56	6.25	57.18
KNBT	KNBT Bancorp, Inc. of PA	13.24	25,998	344.2	17.52	12.66	12.90	2.64	-17.66	-20.86	0.91	0.94	13.91	8.80	111.81
KFFB	KY Fst Fed Bp MHC of KY (44.5)	10.10	8,381	38.3	10.70	9.60	10.18	-0.79	-3.81	-1.46	0.10	0.10	7.44	5.63	31.88
KRNY	Kearny Fin Cp MHC of NJ (29.7)	12.12	71,602	261.0	17.07	11.38	12.06	0.50	-17.77	-24.53	0.05	0.05	6.61	5.46	28.04
LSBX	LSB Corp of No. Andover MA	15.84	4,597	72.8	18.06	15.50	15.50	2.19	-5.43	-4.41	0.14	0.66	12.89	12.89	121.75
LSBI	LSB Fin. Corp. of Lafayette IN	24.28	1,596	38.8	27.54	24.19	24.79	-2.06	-3.92	-0.90	2.02	1.93	22.07	22.07	226.58
LSBK	Lake Shore Bnp MHC of NY(45.0)	10.10	6,613	30.1	14.50	10.01	10.26	-1.56	0.10	-19.59	0.27	0.27	8.19	8.19	53.22
LEGC	Legacy Bancorp, Inc. of MA	13.23	10,011	132.4	16.41	13.06	13.17	0.46	-13.47	-16.53	0.22	0.36	14.43	14.12	82.17
LBCP	Liberty Bancorp, Inc. of MO	10.51	4,761	50.0	11.52	9.95	10.50	0.10	4.37	-2.05	0.38	0.35	10.29	10.29	62.77
LABC	Louisiana Bancorp, Inc. of LA	10.70	6,346	67.9	10.99	10.15	10.72	-0.19	7.00	7.00	0.32	0.32	13.25	13.25	42.64
MAFB	MAF Bancorp, Inc. of IL(8)	53.63	32,930	1,766.0	55.01	39.50	53.03	1.13	30.04	20.00	2.44	2.49	33.04	20.75	317.24
MFBC	MFB Corp. of Mishawaka IN	34.58	1,311	45.3	36.19	30.28	33.60	2.92	13.97	1.08	2.81	2.80	31.16	28.51	382.58
MSBF	MSB Fin Corp MHC of NJ (45.0)	10.37	5,621	26.2	12.50	9.51	9.71	6.80	3.70	3.70	0.28	0.28	7.68	7.68	50.29
MGYR	Magyar Bancorp MHC of NJ(46.0)	12.42	5,924	33.8	15.20	11.10	12.20	1.80	10.01	-9.74	0.15	0.14	8.25	8.25	79.02
MASB	MassBank Corp. of Reading MA	34.35	4,320	148.4	34.55	32.20	34.00	1.03	4.89	4.44	1.69	1.60	25.14	24.89	191.71
MFLR	Mayflower Co-Op. Bank of MA	11.55	2,096	24.2	14.97	10.00	11.50	0.43	-9.55	-5.17	0.54	0.49	9.24	9.22	113.91
CASH	Meta Financial Group of IA	40.55	2,570	104.2	41.50	22.32	40.20	0.87	75.47	36.07	0.19	1.04	17.40	16.08	283.82
MFSF	MutualFirst Fin. Inc. of IN	18.50	4,329	80.1	22.92	16.50	18.00	2.78	-11.90	-12.74	0.98	0.99	20.24	16.69	218.38
NASB	NASB Fin, Inc. of Grandview MO	28.50	7,931	226.0	44.06	27.50	28.90	-1.38	-17.22	-31.08	2.42	1.20	19.03	18.66	194.92
NECB	NE Comm Bncrp MHC of NY (45.0)	9.60	13,225	57.1	12.60	9.25	9.38	2.35	-11.76	-21.89	0.12	0.12	7.35	7.35	21.92
NHTB	NH Thrift Bancshares of NH	15.11	5,066	76.5	16.99	14.17	15.14	-0.20	-6.44	-5.56	0.93	0.80	9.29	6.89	129.21
NVSL	Naug Vlly Fin MHC of CT (44.2)	11.27	7,386	37.4	12.95	10.05	11.20	0.63	1.08	-8.37	0.17	0.17	6.84	6.81	57.42
NTBK	NetBank, Inc. of Alpharetta GA(8)	0.23	52,982	12.2	6.74	0.18	0.27	-14.81	-95.72	-95.04	-3.81	-2.89	4.32	3.50	69.60
NEBS	New England Bnchrs Inc. of CT	10.58	5,347	56.6	13.70	10.58	11.28	-6.21	-13.28	-20.09	0.19	0.18	10.65	10.33	51.71
NFSB	Newport Bancorp, Inc. of RI	12.25	4,878	59.8	14.48	12.06	12.28	-0.24	-6.63	-10.32	-0.29	-0.29	12.37	12.37	62.24
FFFD	North Central Bancshares of IA	39.15	1,352	52.9	41.33	38.20	39.25	-0.25	-2.39	-0.25	3.41	3.41	30.98	27.32	377.82
NWSB	Northwest Bcrp MHC of PA(39.1)	26.42	49,149	517.2	29.73	24.71	26.03	1.50	1.93	-3.79	0.96	0.95	12.38	9.03	136.97

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of July 30, 2007

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
			Shares	Market	52 Week (1)			% Change From			Trailing	12 Mo.	Book	Tangible Book	
		Price/ Share(1)	Outst- anding	Capital- ization(9)	High	Low	Last Week	Last Week	52 Wks Ago(2)	Dec 31, 2004(2)	12 Mo. EPS(3)	Core EPS(3)	Value/ Share	Value/ Share(4)	Assets/ Share
		($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
	NASDAQ Listed OTC Companies (continued)														
OSHC	Ocean Shr Hldg MHC of NJ(44.8)	10.04	8,550	38.8	13.83	9.94	10.05	-0.10	-22.47	-26.98	0.34	0.34	7.34	7.34	67.19
OCFC	OceanFirst Fin. Corp of NJ	15.85	12,319	195.3	24.00	15.36	15.86	-0.06	-27.99	-30.88	0.24	0.77	10.17	10.16	166.27
ONFC	Oneida Financl MHC of NY(44.6)	11.81	7,684	41.0	12.86	10.94	11.75	0.51	4.98	0.00	0.52	0.53	7.60	5.01	59.22
ORIT	Oritani Fin Cp MHC of NJ(32.0)	13.38	40,552	173.6	16.00	12.84	13.15	1.75	33.80	33.80	0.07	0.08	6.55	6.55	30.11
OSBK	Osage Bancshares, Inc. of OK	8.50	3,604	30.6	13.82	8.00	8.97	-5.24	-36.28	-25.89	0.26	0.26	9.76	9.76	34.97
PSBH	PSB Hldgs Inc MHC of CT (45.2)	9.75	6,800	30.0	11.48	9.51	9.75	0.00	-8.88	-12.48	0.25	0.25	7.59	6.41	71.03
PVFC	PVF Capital Corp. of Solon OH	15.20	7,730	117.5	15.90	9.81	15.19	0.07	50.50	43.80	0.67	0.65	9.23	9.23	117.41
PBCI	Pamrapo Bancorp, Inc. of NJ	18.40	4,976	91.6	26.50	18.40	18.41	-0.05	-6.36	-21.90	1.20	1.14	11.79	11.79	128.60
PFED	Park Bancorp of Chicago IL	28.78	1,251	36.0	36.00	28.78	30.98	-7.10	-12.12	-14.04	-0.09	-0.09	25.26	25.26	176.51
PVSA	Parkvale Financial Corp of PA	29.50	5,613	165.6	34.60	28.21	29.66	-0.54	-3.18	-7.09	2.37	2.32	22.96	17.35	325.19
PRTR	Partners Trust Fin. Grp. of NY	11.96	43,451	519.7	12.10	9.81	12.00	-0.33	12.72	2.75	0.50	0.53	11.32	5.54	85.77
PBHC	Pathfinder BC MHC of NY (35.8)	9.79	2,483	8.6	16.00	9.35	10.12	-3.26	-18.42	-24.92	0.38	0.30	8.43	6.83	127.76
PFDC	Peoples Bancorp of Auburn IN	18.50	3,145	58.2	21.00	16.62	18.13	2.04	-4.15	-4.49	0.91	0.88	19.70	18.92	156.62
PCBI	Peoples Community Bcrp. of OH	15.89	4,830	76.7	19.77	14.01	15.30	3.86	-9.72	-11.72	-1.11	-1.12	18.06	11.98	209.42
PBCT	Peoples United Financial of CT	16.34	298,830	4,882.9	22.81	16.17	16.73	-2.33	-5.28	-23.11	0.65	0.69	14.41	14.06	45.49
PROV	Provident Fin. Holdings of CA	19.61	6,377	125.1	32.80	19.35	19.92	-1.56	-34.66	-35.54	2.06	1.08	20.63	20.63	277.57
PBNY	Provident NY Bncrp. Inc. of NY	13.67	41,667	569.6	16.00	11.42	13.53	1.03	1.86	-8.74	0.47	0.48	9.90	5.79	67.23
PBIP	Prudential Bncp MHC PA (42.7)	13.30	11,814	68.6	13.89	12.75	12.75	4.31	-0.23	-0.75	0.31	0.31	7.20	7.20	39.59
PULB	Pulaski Fin Cp of St. Louis MO	13.75	9,975	137.2	17.75	12.11	13.60	1.10	-18.88	-13.68	0.98	0.80	7.95	7.50	106.63
RPFG	Rainier Pacific Fin Grp of WA	15.63	6,568	102.7	23.50	14.87	15.86	-1.45	-14.17	-21.18	0.45	0.42	13.37	12.87	137.44
RIVR	River Valley Bancorp of IN	17.75	1,628	28.9	20.24	17.00	17.85	-0.56	-4.05	-1.66	1.27	1.26	14.95	14.93	208.13
RVSB	Riverview Bancorp, Inc. of WA	14.06	11,567	162.6	17.75	12.73	13.93	0.93	9.16	-7.50	1.00	0.99	8.66	6.39	70.92
RCKB	Rockville Fin MHC of CT (45.0)	14.06	19,481	123.0	18.20	14.03	14.35	-2.02	-3.03	-21.23	0.35	0.34	7.99	7.94	63.65
ROMA	Roma Fin Corp MHC of NJ (31.0)	14.73	32,732	149.5	17.37	14.14	14.82	-0.61	-1.47	-11.05	0.17	0.17	7.25	7.23	27.13
ROME	Rome Bancorp, Inc. of Rome NY	11.86	8,341	98.9	13.00	11.00	11.44	3.67	-5.95	-6.98	0.41	0.40	9.13	9.13	36.32
SIFI	SI Fin Gp Inc MHC of CT (41.3)	10.31	12,422	52.9	13.94	10.00	10.17	1.38	-7.53	-15.97	0.20	0.19	6.70	6.64	61.18
SVBI	Severn Bancorp, Inc. of MD	15.43	10,066	155.3	22.55	14.80	15.28	0.98	-11.47	-11.68	1.52	1.49	8.88	8.84	90.64
SUPR	Superior Bancorp of AL	8.49	34,671	294.4	11.93	8.16	8.79	-3.41	-23.17	-25.13	0.19	0.14	8.03	4.32	70.72
SYNF	Synergy Financial Group of NJ(8)	12.54	11,382	142.7	16.69	12.21	12.58	-0.32	-18.31	-23.91	0.34	0.34	8.75	8.70	84.92
THRD	TF Fin. Corp. of Newtown PA	28.13	2,885	81.2	33.49	27.65	28.05	0.29	2.03	-9.26	1.96	1.91	23.39	21.81	229.32
TFSL	TFS Fin Corp MHC of OH (31.5)	11.40	332,319	1,199.3	12.60	10.68	11.39	0.09	14.00	14.00	0.15	0.24	5.56	5.56	28.74
TONE	TierOne Corp. of Lincoln NE(8)	23.89	18,058	431.4	34.97	23.80	24.91	-4.09	-30.89	-24.42	2.30	2.29	20.18	17.40	190.57
TSBK	Timberland Bancorp, Inc. of WA	16.00	7,025	112.4	19.53	14.95	15.85	0.95	-0.99	-13.79	1.15	1.12	11.08	10.08	87.94
TRST	TrustCo Bank Corp NY of NY	9.41	75,016	705.9	11.48	9.14	9.35	0.64	-15.30	-15.38	0.60	0.61	3.20	3.19	43.26
UCBA	United Comm Bncp MHC IN (45.0)	12.03	8,298	45.8	13.70	10.43	12.11	-0.66	13.49	0.42	0.32	0.22	7.49	7.49	46.55
UCFC	United Community Fin. of OH	7.12	30,213	215.1	13.30	6.75	7.28	-2.20	-45.48	-41.83	0.75	0.68	9.29	8.13	89.80
UBNK	United Fin Grp MHC of MA(46.4)(8)	12.06	17,072	96.0	16.00	12.06	12.61	-4.36	-6.15	-12.61	0.24	0.25	8.11	8.10	60.55
UWBK	United Western Bncp, Inc of CO	23.92	7,257	173.6	26.32	18.75	24.26	-1.40	2.88	19.66	1.16	1.44	15.13	15.13	289.88
VPFG	ViewPoint Finl MHC of TX(45.0)	15.69	25,789	182.1	19.00	14.25	14.80	6.01	56.90	-7.38	0.17	0.17	8.40	8.40	62.27
WSFS	WSFS Financial Corp. of DE	54.15	6,296	340.9	70.85	53.42	57.86	-6.41	-12.25	-19.09	4.90	5.08	31.63	31.40	468.16
WVFC	WVS Financial Corp. of PA	16.40	2,320	38.0	17.95	15.77	16.40	0.00	-0.61	-0.61	1.55	1.55	13.25	13.25	167.99
WFSL	Washington Federal, Inc. of WA	22.60	87,361	1,974.4	25.40	21.68	22.42	0.80	0.89	-3.95	1.57	1.57	14.82	13.58	113.07
WAUW	Wauwatosa Hlds MHC of WI(30.4)	15.33	33,148	154.0	19.00	15.30	15.48	-0.97	-5.78	-13.97	0.22	0.22	6.94	6.94	49.70
WAYN	Wayne Savings Bancshares of OH	12.56	3,194	40.1	15.27	12.56	13.25	-5.21	-16.32	-13.08	0.69	0.71	11.05	10.29	128.04
WFBC	Willow Financial Bcp Inc of PA	11.58	15,626	180.9	15.95	10.68	11.43	1.31	-24.21	-18.51	0.64	0.65	13.40	6.37	98.12

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1B
Weekly Thrift Market Line - Part Two
Prices As Of July 30, 2007

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	Core Earnings: ROA(5) (%)	ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
SAIF-Insured Thrifts(127)	11.81	10.55	0.59	6.08	5.03	0.57	5.77	0.59	203.71	0.88	18.40	115.66	13.10	134.70	19.25	0.45	2.65	41.30
NYSE Traded Companies(13)	10.57	7.90	0.72	8.66	8.05	0.58	6.51	0.37	211.41	0.77	15.76	109.28	11.39	159.91	16.62	0.57	3.09	40.42
AMEX Traded Companies(4)	14.99	14.85	0.69	6.26	5.11	0.67	5.99	0.82	223.61	1.07	17.15	108.29	15.41	110.53	18.79	0.45	2.53	44.63
NASDAQ Listed OTC Companies(110)	11.83	10.70	0.57	5.77	4.67	0.56	5.67	0.61	201.90	0.89	18.77	116.69	13.21	132.70	19.55	0.44	2.60	41.27
California Companies(9)	7.96	7.85	0.88	11.92	11.47	0.64	8.60	0.32	198.90	0.75	10.91	101.03	8.09	103.00	13.19	0.60	2.96	27.31
Florida Companies(5)	7.54	7.15	0.56	7.88	7.20	0.48	6.78	0.63	241.84	0.83	20.66	117.82	9.23	123.59	16.94	0.08	1.15	31.56
Mid-Atlantic Companies(35)	11.59	9.65	0.60	5.96	4.44	0.61	6.15	0.31	256.21	0.83	18.24	125.48	13.82	159.37	18.19	0.44	2.84	43.09
Mid-West Companies(41)	10.59	9.63	0.51	5.39	4.70	0.48	5.16	1.11	106.58	0.88	18.45	110.06	11.27	121.21	19.91	0.51	2.95	45.12
New England Companies(17)	16.60	15.22	0.39	3.04	2.53	0.43	3.29	0.21	311.01	0.97	23.63	109.28	17.50	126.29	24.87	0.39	2.20	58.69
North-West Companies(5)	11.91	10.46	1.16	9.20	6.03	1.15	9.04	0.07	510.48	0.95	19.28	144.04	17.34	166.66	20.02	0.49	2.75	47.52
South-East Companies(11)	14.00	12.79	0.79	7.45	5.76	0.77	7.21	0.64	188.25	1.21	16.84	118.34	15.00	139.50	17.24	0.46	2.10	29.46
South-West Companies(3)	17.60	15.95	0.54	4.13	4.19	0.41	2.33	0.34	357.58	0.40	25.74	83.88	15.10	117.30	32.69	0.16	1.88	0.00
Western Companies (Excl CA)(1)	5.22	5.22	0.39	7.77	4.85	0.49	9.65	0.64	63.49	0.75	20.62	158.10	8.25	158.10	16.61	0.24	1.00	20.69
Thrift Strategy(120)	11.84	10.59	0.58	5.99	5.00	0.56	5.69	0.59	203.34	0.88	18.33	114.83	13.05	133.00	19.25	0.45	2.67	41.48
Mortgage Banker Strategy(4)	8.32	6.24	0.48	6.18	5.38	0.43	5.33	0.60	122.40	0.88	19.31	113.31	9.38	169.95	19.25	0.48	2.56	46.32
Real Estate Strategy(1)	7.86	7.86	0.57	7.30	4.41	0.55	7.08	1.71	29.72	0.60	22.69	164.68	12.95	164.68	23.38	0.30	1.97	44.78
Diversified Strategy(2)	19.22	18.81	1.23	10.00	6.51	1.29	10.43	0.18	469.24	1.07	18.09	142.30	23.74	144.33	17.17	0.47	1.99	8.16
Companies Issuing Dividends(110)	11.51	10.17	0.66	6.75	5.56	0.64	6.50	0.60	201.04	0.89	17.97	117.21	12.98	137.24	18.94	0.51	3.00	46.13
Companies Without Dividends(16)	14.08	13.45	0.10	1.02	1.04	0.04	0.28	0.45	232.37	0.82	23.82	104.07	14.02	115.59	23.90	0.00	0.00	0.00
Equity/Assets <6%(6)	5.53	5.32	0.57	10.30	9.27	0.54	9.68	0.46	77.20	0.55	12.55	121.65	6.72	128.97	13.44	0.38	2.20	28.63
Equity/Assets 6-12%(77)	8.48	7.63	0.59	7.21	5.79	0.54	6.70	0.73	178.07	0.90	16.57	121.05	10.13	136.37	17.65	0.53	2.92	41.09
Equity/Assets >12%(43)	18.27	16.19	0.60	3.64	3.22	0.61	3.70	0.36	268.83	0.88	23.51	105.72	18.96	132.50	23.68	0.32	2.23	44.58
Converted Last 3 Mths (no MHC)(2)	26.60	26.60	0.80	3.11	3.46	0.80	3.11	0.28	62.69	0.25	29.46	88.94	23.29	88.94	29.46	0.09	0.95	24.32
Actively Traded Companies(10)	9.50	8.46	0.57	5.90	3.78	0.66	6.82	0.24	225.86	0.80	17.25	129.05	12.41	156.44	20.56	0.72	3.11	50.62
Market Value Below $20 Million(5)	7.90	7.53	-0.14	-1.88	-0.65	-0.24	-3.06	0.91	43.03	0.69	19.14	109.24	8.60	115.69	19.41	0.22	1.81	40.76
Holding Company Structure(120)	11.89	10.56	0.62	6.41	5.28	0.59	6.11	0.61	203.04	0.89	18.27	115.89	13.22	136.10	19.15	0.46	2.70	41.70
Assets Over $1 Billion(54)	11.36	9.14	0.76	7.99	6.57	0.70	7.12	0.53	210.03	0.89	17.26	120.08	13.09	155.22	18.14	0.52	3.06	40.67
Assets $500 Million-$1 Billion(36)	10.32	9.56	0.56	6.19	4.90	0.58	6.41	0.58	192.19	0.85	18.84	121.24	12.21	133.28	20.63	0.49	2.37	42.45
Assets $250-$500 Million(25)	14.21	13.71	0.48	4.58	4.04	0.49	4.78	0.71	177.27	0.82	19.36	103.87	14.35	107.66	18.21	0.34	2.37	41.05
Assets less than $250 Million(11)	13.24	13.08	0.13	0.04	0.41	0.07	-0.62	0.72	298.27	1.08	22.66	103.95	13.17	106.66	23.23	0.29	2.27	40.38
Goodwill Companies(88)	10.91	9.08	0.67	7.06	5.69	0.64	6.71	0.53	211.93	0.90	17.90	118.96	12.53	146.58	18.79	0.51	2.84	44.40
Non-Goodwill Companies(37)	13.33	13.33	0.41	3.94	3.57	0.39	3.72	0.78	179.73	0.83	19.18	109.13	14.06	109.13	19.93	0.35	2.29	34.73
Acquirors of FSLIC Cases(4)	9.37	9.04	0.04	-1.66	-1.87	-0.04	-2.54	0.59	127.52	0.58	10.87	118.93	11.54	123.05	11.39	0.37	1.57	30.04

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations.
The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of July 30, 2007

	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Reported Earnings			Core Earnings												
Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(40)	15.68	14.96	0.47	3.43	2.06	0.48	3.44	0.40	219.41	0.68	31.23	164.01	25.97	174.36	30.93	0.24	1.59	14.03
AMEX Traded Companies(1)	15.24	15.24	0.78	5.12	4.06	0.89	5.81	0.72	98.41	0.84	24.66	123.58	18.83	123.58	21.70	0.32	2.95	72.73
NASDAQ Listed OTC Companies(39)	15.69	14.95	0.46	3.38	2.00	0.47	3.37	0.39	223.89	0.67	31.83	165.20	26.18	175.86	31.85	0.23	1.55	10.12
Mid-Atlantic Companies(23)	16.40	15.65	0.48	3.58	2.20	0.49	3.59	0.33	225.62	0.66	28.75	155.16	26.04	167.40	29.10	0.18	1.33	17.27
Mid-West Companies(7)	16.29	15.34	0.48	3.12	1.73	0.49	3.16	0.70	96.01	0.55	38.49	184.86	29.45	193.77	39.38	0.48	2.49	0.00
New England Companies(5)	11.53	11.05	0.40	3.32	2.13	0.39	3.25	0.28	301.83	0.80	39.00	155.77	18.07	162.49	39.00	0.15	1.45	0.00
South-East Companies(2)	14.46	14.24	0.66	3.94	1.83	0.66	3.94	0.14	702.76	1.46	NM	223.21	32.27	226.69	NM	0.24	1.83	0.00
South-West Companies(1)	13.49	13.49	0.28	2.34	1.08	0.28	2.34	0.24	177.06	0.65	NM	186.79	25.20	186.79	NM	0.20	1.27	0.00
Thrift Strategy(40)	15.68	14.96	0.47	3.43	2.06	0.48	3.44	0.40	219.41	0.68	31.23	164.01	25.97	174.36	30.93	0.24	1.59	14.03
Companies Issuing Dividends(26)	15.32	14.37	0.53	3.81	2.28	0.52	3.76	0.30	218.95	0.70	30.80	168.02	26.16	182.45	30.23	0.38	2.53	56.14
Companies Without Dividends(14)	16.29	15.97	0.38	2.78	1.67	0.41	2.89	0.66	220.37	0.64	32.52	157.24	25.63	160.68	32.80	0.00	0.00	0.00
Equity/Assets 6-12%(14)	10.08	9.53	0.42	4.24	2.66	0.42	4.16	0.44	200.40	0.76	30.76	157.76	16.06	170.34	31.69	0.41	2.31	0.00
Equity/Assets >12%(25)	18.60	17.79	0.50	3.01	1.74	0.51	3.06	0.38	233.66	0.63	31.88	167.28	31.14	176.46	29.61	0.15	1.22	17.27
Holding Company Structure(37)	15.37	14.61	0.47	3.47	2.08	0.47	3.48	0.42	220.89	0.70	31.23	163.73	25.44	174.70	30.93	0.24	1.58	10.67
Assets Over $1 Billion(11)	15.62	14.58	0.42	3.21	1.60	0.46	3.38	0.54	233.94	0.60	27.52	195.61	30.03	211.56	27.81	0.33	1.24	0.00
Assets $500 Million-$1 Billion(9)	17.79	17.76	0.46	3.08	1.94	0.46	3.02	0.15	274.43	0.53	29.53	155.43	28.79	155.82	29.53	0.12	1.03	0.00
Assets $250-$500 Million(19)	15.18	14.41	0.49	3.56	2.22	0.47	3.46	0.39	205.06	0.74	32.56	151.77	23.46	162.34	32.65	0.21	1.85	21.69
Assets less than $250 Million(1)	15.24	15.24	0.78	5.12	4.06	0.89	5.81	0.72	98.41	0.84	24.66	123.58	18.83	123.58	21.70	0.32	2.95	72.73
Goodwill Companies(18)	14.72	13.19	0.41	3.26	1.94	0.43	3.29	0.38	264.48	0.75	30.88	164.92	25.04	187.90	32.22	0.27	2.05	0.00
Non-Goodwill Companies(21)	16.34	16.34	0.52	3.62	2.16	0.52	3.62	0.42	180.34	0.63	31.48	165.06	26.87	165.06	29.86	0.23	1.35	17.27
MHC Institutions(40)	15.68	14.96	0.47	3.43	2.06	0.48	3.44	0.40	219.41	0.68	31.23	164.01	25.97	174.36	30.93	0.24	1.59	14.03
MHC Converted Last 3 Months(1)	15.96	12.17	0.34	2.11	1.62	0.31	1.97	0.00	0.00	0.00	NM	130.34	20.80	170.90	NM	0.00	0.00	0.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of July 30, 2007

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY	5.69	4.83	0.74	12.90	7.06	0.74	12.82	0.29	129.90	0.53	14.17	188.23	10.71	221.95	14.25	1.04	4.40	62.28
BFF	BFC Financial Corp. of FL(8)	2.14	1.12	-0.05	-2.20	-2.99	-0.11	-5.29	0.34	168.71	1.09	NM	73.79	1.58	140.76	NM	0.00	0.00	NM
BBX	BankAtlantic Bancorp of FL	8.08	6.87	0.23	2.78	2.80	0.05	0.56	0.41	162.60	1.08	35.68	100.56	8.12	118.30	NM	0.16	1.79	64.00
DSL	Downey Financial Corp. of CA	9.45	9.43	1.21	15.10	13.63	1.06	13.22	0.68	55.22	0.46	7.34	103.62	9.79	103.84	8.38	0.48	0.90	6.58
FED	FirstFed Financial Corp. of CA	8.56	8.56	1.34	19.50	17.37	1.28	18.61	0.21	560.30	1.43	5.76	102.63	8.79	102.74	6.03	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc. of MI	5.17	5.17	0.42	8.00	9.16	0.25	4.74	1.03	28.58	0.41	10.91	87.88	4.54	87.88	18.43	0.40	3.56	38.83
GLK	Great Lakes Bancorp, Inc of NY	14.99	14.99	-0.16	-1.05	-1.01	-0.16	-1.05	0.41	103.90	0.73	NM	103.46	15.51	103.46	NM	0.00	0.00	NM
IMB	IndyMac Bancorp, Inc. of CA	6.92	6.54	1.17	16.67	19.78	-0.39	-5.52	0.63	33.79	0.35	5.06	77.66	5.37	82.16	NM	2.00	9.22	46.62
NYB	New York Community Bcrp of NY	13.27	5.24	0.82	6.40	4.56	0.90	7.01	0.08	378.77	0.44	21.92	137.11	18.20	347.32	20.02	1.00	6.17	NM
NAL	NewAlliance Bancshares of CT	17.95	10.52	0.65	3.50	3.05	0.67	3.58	0.17	300.03	0.93	32.83	109.27	19.61	186.35	32.07	0.26	1.89	61.90
PFB	PFF Bancorp, Inc. of Pomona CA	8.72	8.69	1.24	14.52	13.81	1.24	14.58	0.03	NA	1.11	7.24	102.06	8.90	102.43	7.21	0.76	4.39	31.80
PFS	Provident Fin. Serv. Inc of NJ	17.74	10.29	0.92	5.19	5.99	0.89	5.06	0.14	401.56	0.87	16.71	88.42	15.69	152.52	17.11	0.44	3.10	51.76
SOV	Sovereign Bancorp, Inc. of PA	10.34	3.68	0.04	0.42	0.36	0.43	4.53	0.31	170.85	0.87	NM	110.43	11.42	309.97	26.12	0.32	1.63	NM
AMEX Traded Companies																			
FDT	Federal Trust Corp of FL	7.73	7.73	0.33	4.67	4.37	0.30	4.13	1.66	42.46	0.88	22.88	102.23	7.90	102.23	25.87	0.16	2.69	61.54
GOV	Gouverneur Bcp MHC of NY(42.8)	15.24	15.24	0.78	5.12	4.06	0.89	5.81	0.72	98.41	0.84	24.66	123.58	18.83	123.58	21.70	0.32	2.95	72.73
WFD	New Westfield Fin. Inc. of MA	28.94	28.94	0.60	2.92	1.94	0.64	3.09	0.10	528.89	1.45	NM	95.43	27.61	95.43	NM	0.20	2.28	NM
TSH	Teche Hlding Cp of N Iberia LA	9.08	8.55	1.04	11.40	7.74	1.03	11.29	0.70	99.49	0.89	12.93	143.15	13.00	152.08	13.05	1.28	3.02	39.02
WSB	Washington SB, FSB of Bowie MD	14.20	14.20	0.80	6.07	6.40	0.71	5.44	NA	NA	NA	15.63	92.36	13.12	92.36	17.44	0.16	2.13	33.33
NASDAQ Listed OTC Companies																			
ABBC	Abington Bancorp, Inc. of PA	22.13	22.13	0.84	3.81	3.92	0.84	3.81	0.28	62.69	0.25	25.49	97.12	21.50	97.12	25.49	0.18	1.91	48.65
ALLB	Alliance Bank MHC of PA (45.0)	11.82	11.82	0.34	3.72	2.10	0.34	3.72	0.38	174.41	1.13	NM	131.63	15.56	131.63	NM	0.20	2.21	NM
ASBI	Ameriana Bancorp of IN	7.41	7.22	-0.27	-3.62	-4.30	-0.09	-1.15	0.92	65.07	1.02	NM	87.92	6.52	90.25	NM	0.16	1.68	NM
ABNJ	American Bancorp of NJ	19.64	19.64	0.24	1.03	0.93	0.24	1.03	NA	NA	0.56	NM	122.79	24.12	122.79	NM	0.16	1.49	NM
ABCW	Anchor BanCorp Wisconsin of WI	7.42	6.98	0.88	11.81	7.86	0.83	11.15	0.89	50.22	0.53	12.72	147.20	10.93	156.46	13.46	0.72	3.15	40.00
ACFC	Atl Cst Fed Cp of GA MHC(36.8)(8)	10.15	9.83	0.59	5.19	2.48	0.59	5.19	0.40	141.04	0.74	NM	214.74	21.80	221.82	NM	0.56	3.96	NM
BCSB	BCSB Bankcorp MHC of MD (36.5)(8)	4.74	4.40	-1.36	-30.60	-18.45	-0.86	-19.49	0.36	96.92	0.61	NM	166.67	7.90	179.63	NM	0.00	0.00	NM
BKMU	Bank Mutual Corp of WI	13.85	12.33	0.56	3.79	3.36	0.55	3.69	0.46	79.95	0.57	29.81	117.40	16.26	131.82	30.66	0.32	2.98	NM
BFIN	BankFinancial Corp. of IL	19.76	17.73	0.53	2.63	2.64	0.51	2.56	0.57	115.13	0.85	37.92	105.01	20.75	117.01	38.97	0.28	2.00	NM
BKUNA	BankUnited Fin. Corp. of FL	5.72	5.51	0.75	13.41	16.04	0.66	11.77	0.33	86.81	0.35	6.23	77.74	4.44	80.58	7.10	0.02	0.12	0.72
BNCL	Beneficial Mut MHC of PA(44.3)	15.96	12.17	0.34	2.11	1.62	0.31	1.97	NA	NA	NA	NM	130.34	20.80	170.90	NM	0.00	0.00	0.00
BFBC	Benjamin Frkln Bncrp Inc of MA	12.23	8.12	0.45	3.71	3.72	0.58	4.83	0.17	373.45	0.99	26.86	99.63	12.19	150.06	20.66	0.24	1.79	48.00
BHLB	Berkshire Hills Bancorp of MA	12.10	6.53	0.53	4.48	4.66	0.67	5.63	0.61	147.40	1.14	21.47	93.11	11.26	172.48	17.10	0.60	2.17	46.51
BRBI	Blue River Bancshares of IN	7.80	6.33	0.26	3.16	2.81	0.26	3.16	2.04	41.04	0.99	35.63	110.89	8.65	136.69	35.63	0.10	1.75	62.50
BOFI	Bofi Holding, Inc. Of CA	8.02	8.02	0.39	4.52	4.81	0.34	4.02	NA	NA	0.28	20.78	91.11	7.31	91.11	23.38	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA	5.85	5.85	0.54	9.41	9.25	0.54	9.41	0.01	NA	0.70	10.81	96.33	5.64	96.33	10.81	0.20	1.91	20.62
BRKL	Brookline Bancorp, Inc. of MA	24.15	22.00	0.86	3.48	3.28	0.86	3.48	0.08	NA	1.28	30.53	108.92	26.31	119.59	30.53	0.34	3.28	NM
BFSB	Brooklyn Fed MHC of NY (30.0)	21.10	21.10	0.96	4.67	1.95	0.96	4.67	0.03	NA	0.63	NM	228.87	48.28	228.87	NM	0.12	0.84	42.86
CITZ	CFS Bancorp, Inc of Munster IN	10.54	10.44	0.42	3.97	3.40	0.38	3.57	2.22	40.18	1.42	29.39	119.80	12.62	120.91	32.73	0.48	3.33	NM
CMSB	CMS Bancorp, Inc. of NY	17.18	17.18	0.13	0.77	0.86	0.07	0.43	NA	NA	0.21	NM	89.51	15.38	89.51	NM	0.00	0.00	0.00
CFFN	Capitol Fd Fn MHC of KS (29.5)	10.75	10.75	0.49	4.64	1.65	0.49	4.64	0.10	49.02	0.08	NM	278.50	29.94	278.50	NM	2.00	6.13	NM
CARV	Carver Bancorp, Inc. of NY	7.02	6.15	0.36	5.20	6.82	0.52	7.47	0.48	143.24	0.89	14.66	73.37	5.15	83.75	10.20	0.36	2.38	34.95
CEBK	Central Bncrp of Somerville MA	7.21	6.81	0.27	3.76	3.85	0.21	2.85	0.06	NA	0.84	25.96	95.01	6.85	100.55	34.23	0.72	3.05	NM
CFBK	Central Federal Corp. of OH	11.99	11.99	0.12	0.91	0.93	0.02	0.15	0.13	710.10	1.11	NM	98.77	11.85	98.77	NM	0.36	5.60	NM
CHEV	Cheviot Fin Cp MHC of OH(42.1)	22.77	22.77	0.59	2.60	1.53	0.59	2.60	0.09	296.44	0.34	NM	169.22	38.54	169.22	NM	0.32	2.46	NM
CBNK	Chicopee Bancorp, Inc. of MA	23.46	23.46	-0.53	-2.79	-2.13	-0.58	-3.06	0.38	169.96	0.81	NM	99.39	23.31	99.39	NM	0.00	0.00	NM
CZWI	Citizens Comm Bncorp Inc of WI	25.69	23.31	0.07	0.27	0.34	0.07	0.27	NA	NA	0.31	NM	80.93	20.79	89.19	NM	0.20	2.27	NM
CTZN	Citizens First Bancorp of MI	10.02	9.33	0.53	5.37	6.30	0.52	5.23	1.63	49.46	0.89	15.86	82.87	8.30	89.02	16.29	0.36	1.97	31.30
CSBC	Citizens South Banking of NC	11.61	7.33	0.78	6.65	5.78	0.78	6.65	0.42	182.98	1.16	17.31	114.73	13.32	181.63	17.31	0.32	2.57	44.44
CSBK	Clifton Svg Bp MHC of NJ(43.3)	23.30	23.30	0.35	1.48	0.99	0.35	1.48	0.01	NA	0.32	NM	152.80	35.60	152.80	NM	0.20	1.98	NM
COBK	Colonial Bank MHC of NJ (46.0)	9.03	9.03	0.45	4.63	3.23	0.44	4.51	0.06	589.27	0.68	31.00	140.24	12.66	140.24	31.84	0.00	0.00	0.00
CFFC	Community Fin. Corp. of VA	8.49	8.49	0.96	11.56	9.71	0.96	11.56	0.31	214.02	0.77	10.30	112.25	9.53	112.25	10.30	0.26	2.60	26.80
DCOM	Dime Community Bancshars of NY	8.65	6.96	0.88	9.55	6.99	0.82	8.95	0.11	430.23	0.57	14.30	139.68	12.08	173.58	15.27	0.56	4.96	70.89
ESBF	ESB Financial Corp. of PA	6.88	4.54	0.51	7.84	7.79	0.49	7.54	0.22	120.33	0.88	12.83	95.83	6.59	145.08	13.35	0.40	4.05	51.95
ESSA	ESSA Bancorp, Inc. of PA	21.52	21.52	0.66	3.04	3.21	0.66	3.04	NA	NA	0.69	31.17	94.87	20.42	94.87	31.17	0.00	0.00	0.00
ESBK	Elmira Svgs Bank, FSB of NY	6.59	6.54	0.47	7.06	5.56	0.63	9.38	0.11	423.66	0.70	18.00	122.32	8.06	123.33	13.56	0.80	3.83	68.97
EBTX	Encore Bancshares, Inc. of TX(8)	0.00	0.00	NM	NM	0.00	NM	NM	NA	NA	NA	NM	NM	0.00	NM	NM	0.00	0.00	NM
FFDF	FFD Financial Corp of Dover OH	10.44	10.44	0.94	8.98	9.11	0.87	8.35	NA	NA	0.57	10.98	98.06	10.24	98.06	11.80	0.56	3.57	39.16
FFCO	FedFirst Fin MHC of PA (45.8)	16.23	15.86	-0.31	-1.90	-1.49	-0.31	-1.90	0.47	64.82	0.51	NM	126.38	20.51	129.38	NM	0.00	0.00	NM
FSBI	Fidelity Bancorp, Inc. of PA	6.34	5.97	0.57	9.41	8.24	0.46	7.71	NA	NA	0.62	12.14	108.41	6.88	115.28	14.82	0.56	3.34	40.58

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of July 30, 2007

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Dividend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
FBTC First BancTrust Corp of IL	8.88	8.45	0.36	4.01	4.09	0.32	3.58	0.71	100.82	1.13	24.46	97.15	8.62	102.09	27.44	0.24	2.13	52.17
FBEI First Bancorp of Indiana of IN	9.35	7.45	0.22	2.32	2.69	0.19	1.99	NA	NA	0.50	37.21	86.53	8.09	108.55	NM	0.60	3.75	NM
FBSI First Bancshares, Inc. of MO	11.02	10.90	-0.13	-1.11	-1.17	-0.16	-1.40	NA	NA	1.66	NM	94.70	10.44	95.76	NM	0.00	0.00	NM
FCAP First Capital, Inc. of IN	9.86	8.58	0.78	8.11	7.65	0.71	7.39	1.16	43.68	0.74	13.07	103.58	10.21	119.02	14.35	0.68	4.19	54.84
FCLF First Clover Leaf Fin Cp of IL	24.75	21.75	0.75	3.06	2.27	0.78	3.19	0.34	123.29	0.70	NM	102.42	25.35	116.56	NM	0.24	2.27	NM
FCFL First Community Bk Corp of FL	8.63	8.51	0.92	10.68	5.60	0.92	10.68	0.13	675.48	1.02	17.86	190.73	16.45	193.22	17.86	0.00	0.00	0.00
FDEF First Defiance Fin. Corp of OH	10.83	8.17	1.02	9.71	8.04	0.91	8.67	0.65	137.13	1.11	12.43	116.10	12.58	153.99	13.93	1.00	3.76	46.73
FFNM First Fed of N. Michigan of MI	12.83	11.41	0.10	0.81	1.22	0.11	0.89	1.59	46.67	1.01	NM	67.85	8.71	76.30	NM	0.20	2.44	NM
FFBH First Fed. Bancshares of AR	8.90	8.90	0.64	7.22	5.17	0.58	6.46	2.76	10.93	0.64	19.32	144.46	12.86	144.46	21.60	0.64	2.91	56.14
FFSX First Federal Bankshares of IA	10.82	7.96	0.52	4.57	5.05	0.38	3.34	0.70	48.82	0.47	19.78	89.10	9.64	121.13	27.06	0.42	2.28	45.16
FFCH First Fin. Holdings Inc. of SC	7.04	6.19	1.04	15.06	8.37	0.99	14.35	0.22	250.45	0.69	11.95	173.42	12.20	197.23	12.55	1.00	3.61	43.10
FFHS First Franklin Corp. of OH	7.76	7.76	0.41	5.17	6.00	0.65	8.22	1.35	35.90	0.55	16.68	85.03	6.60	85.03	10.49	0.36	2.77	46.15
FKFS First Keystone Fin., Inc of PA	6.65	6.65	0.16	2.71	2.57	0.20	3.35	0.75	89.09	1.12	38.97	92.66	6.16	92.66	31.55	0.00	0.00	0.00
FMSB First Mutual Bncshrs Inc of WA(8)	6.85	6.85	1.01	16.35	6.33	0.81	13.06	0.32	280.99	1.10	15.79	239.50	16.40	239.50	19.76	0.36	1.39	21.95
FNFG First Niagara Fin. Group of NY	17.46	8.05	1.06	6.05	6.25	1.08	6.20	0.20	445.01	1.24	16.00	96.78	16.90	209.97	15.60	0.56	4.43	70.89
FPTB First PacTrust Bancorp of CA	10.56	10.56	0.58	5.74	4.78	0.58	5.74	0.24	239.24	0.65	20.90	116.57	12.30	116.57	20.90	0.74	3.37	70.48
FPFC First Place Fin. Corp. of OH	10.66	7.34	0.82	7.96	8.95	0.72	7.01	0.96	79.57	0.94	11.18	82.87	8.84	120.32	12.70	0.62	3.91	43.66
FFIC Flushing Fin. Corp. of NY	7.47	6.86	0.77	10.10	6.54	0.74	9.59	0.11	225.75	0.29	15.28	146.32	10.93	159.43	16.10	0.48	3.17	48.48
FXCB Fox Chase Bncp MHC of PA(44.5)	17.05	17.05	0.49	3.35	2.22	0.47	3.22	0.43	91.44	0.78	NM	130.51	22.25	130.51	NM	0.00	0.00	0.00
FBTX Franklin Bank Corp of TX	7.30	3.99	0.30	4.40	5.32	0.05	0.81	0.62	33.80	0.30	18.78	80.67	5.89	147.51	NM	0.00	0.00	0.00
GSLA GS Financial Corp. of LA	16.13	16.13	1.13	7.32	7.93	1.14	7.42	0.11	NA	3.69	12.61	89.81	14.49	89.81	12.45	0.40	2.07	26.14
PEDE Great Pee Dee Bancorp of SC(8)	12.48	12.24	0.73	5.85	4.60	0.71	5.72	0.41	221.25	1.06	21.74	126.72	15.82	129.26	22.24	0.64	3.31	71.91
GCBC Green Co Bcrp MHC of NY (44.4)	11.00	11.00	0.76	6.87	4.32	0.82	7.35	0.13	342.86	0.70	23.14	154.81	17.03	154.81	21.62	0.50	3.79	NM
HFFC HF Financial Corp. of SD	6.20	5.71	0.56	9.26	8.28	0.75	12.26	0.44	130.74	0.76	12.08	110.72	6.87	120.35	9.12	0.42	2.45	29.58
HMNF HMN Financial, Inc. of MN	8.49	8.14	0.88	9.58	6.15	0.76	8.30	1.07	94.71	1.20	16.26	153.27	13.01	159.76	18.77	1.00	2.94	47.85
HBNK Hampden Bancorp, Inc. of MA	19.92	19.92	-0.52	-4.13	-3.43	-0.54	-4.25	0.72	69.95	0.89	NM	79.77	15.89	79.77	NM	0.12	1.18	NM
HARL Harleysville Svgs Fin Cp of PA	6.44	6.44	0.47	7.44	6.07	0.46	7.19	NA	NA	0.48	16.47	120.72	7.78	120.72	17.02	0.68	4.49	73.91
HWFG Harrington West Fncl Grp of CA	6.15	5.58	0.70	12.11	9.29	0.71	12.28	0.01	NA	0.79	10.76	124.20	7.63	136.80	10.62	0.50	3.23	34.72
HBOS Heritage Fn Gp MHC of GA(29.9)	14.46	14.24	0.66	3.94	1.83	0.66	3.94	0.14	702.76	1.46	NM	223.21	32.27	226.69	NM	0.24	1.83	NM
HIFS Hingham Inst. for Sav. of MA	7.51	7.51	0.63	8.38	6.44	0.63	8.38	0.02	NA	0.66	15.54	126.57	9.51	126.57	15.54	0.80	2.55	39.60
HOME Home Fed Bncp MHC of ID (40.8)(8)	14.89	14.89	0.77	5.37	2.79	0.64	4.53	NA	NA	0.56	35.87	186.97	27.83	186.97	NM	0.22	1.61	57.89
HFBC HopFed Bancorp, Inc. of KY	6.90	5.81	0.50	7.25	7.00	0.52	7.46	0.16	370.95	0.90	14.28	100.07	6.90	118.82	13.88	0.48	3.26	46.60
HCBK Hudson City Bancorp, Inc of NJ	12.89	12.46	0.86	5.78	4.39	0.86	5.78	0.09	92.36	0.15	22.78	135.46	17.46	140.09	22.78	0.34	2.76	62.96
IFSB Independence FSB of DC	7.50	7.50	-2.30	-29.06	-23.76	-2.63	-33.17	0.69	45.02	0.49	NM	131.68	9.87	131.68	NM	0.00	0.00	NM
ISBC Investors Bcrp MHC of NJ(45.7)	15.75	15.75	0.47	2.86	1.88	0.51	3.11	0.22	55.49	0.20	NM	157.55	24.82	157.55	NM	0.00	0.00	0.00
JXSB Jcksnville Bcp MHC of IL(47.7)	7.79	6.77	0.26	3.26	2.54	0.26	3.26	0.56	123.94	1.17	39.38	123.98	9.66	142.75	39.38	0.30	2.24	NM
JFBI Jefferson Bancshares Inc of TN	22.33	22.33	0.44	1.91	1.91	0.49	2.17	0.17	378.46	0.76	NM	100.79	22.51	100.79	NM	0.24	2.09	NM
KFED K-Fed Bancorp MHC of CA (37.3)(8)	11.47	10.93	0.62	5.13	2.55	0.62	5.13	NA	NA	0.43	39.26	203.51	23.35	213.60	39.26	0.40	3.00	NM
KNBT KNBT Bancorp, Inc. of PA	12.44	7.87	0.80	6.69	6.87	0.83	6.91	0.21	286.02	0.97	14.55	95.18	11.84	150.45	14.09	0.40	3.02	43.96
KFFB KY Fst Fed Bp MHC of KY (44.5)	23.34	17.66	0.31	1.33	0.99	0.31	1.33	0.49	55.38	0.44	NM	135.75	31.68	179.40	NM	0.40	3.96	NM
KRNY Kearny Fin Cp MHC of NJ (29.7)	23.57	19.47	0.18	0.74	0.41	0.18	0.74	0.04	769.39	0.71	NM	183.36	43.22	221.98	NM	0.20	1.65	NM
LSBX LSB Corp of No. Andover MA	10.59	10.59	0.12	1.13	0.88	0.56	5.32	0.19	407.66	1.42	NM	122.89	13.01	122.89	24.00	0.56	3.54	NM
LSBI LSB Fin. Corp. of Lafayette IN	9.74	9.74	0.88	9.40	8.32	0.84	8.99	3.17	23.72	0.91	12.02	110.01	10.72	110.01	12.58	1.00	4.12	49.50
LSBK Lake Shore Bnp MHC of NY(45.0)	15.39	15.39	0.50	3.67	2.67	0.50	3.67	0.42	84.25	0.63	37.41	123.32	18.98	123.32	37.41	0.12	1.19	44.44
LEGC Legacy Bancorp, Inc. of MA	17.56	17.18	0.27	1.49	1.66	0.45	2.44	0.23	256.70	0.81	NM	91.68	16.10	93.70	36.75	0.16	1.21	72.73
LBCP Liberty Bancorp, Inc. of MO	16.39	16.39	0.64	4.76	3.62	0.59	4.38	0.96	75.09	1.09	27.66	102.14	16.74	102.14	30.03	0.10	0.95	26.32
LABC Louisiana Bancorp, Inc. of LA	31.07	31.07	0.75	2.42	2.99	0.75	2.42	NA	NA	NA	33.44	80.75	25.09	80.75	33.44	0.00	0.00	0.00
MAFB MAF Bancorp, Inc. of IL(8)	10.41	6.54	0.72	7.54	4.55	0.73	7.70	0.63	56.70	0.55	21.98	162.32	16.91	258.46	21.54	1.08	2.01	44.26
MFBC MFB Corp. of Mishawaka IN	8.14	7.45	0.73	9.36	8.13	0.73	9.33	1.56	72.44	1.39	12.31	110.98	9.04	121.29	12.35	0.66	1.91	23.49
MSBF MSB Fin Corp MHC of NJ (45.0)	15.27	15.27	0.52	5.00	2.70	0.52	5.00	NA	NA	0.39	37.04	135.03	20.62	135.03	37.04	0.00	0.00	0.00
MGYR Magyar Bancorp MHC of NJ(46.0)	10.44	10.44	0.19	1.82	1.21	0.18	1.70	1.63	55.56	1.12	NM	150.55	15.72	150.55	NM	0.00	0.00	0.00
MASB MassBank Corp. of Reading MA	13.11	12.98	0.85	6.91	4.92	0.81	6.55	0.02	NA	0.68	20.33	136.63	17.92	138.01	21.47	1.12	3.26	66.27
MFLR Mayflower Co-Op. Bank of MA	8.11	8.09	0.47	5.97	4.68	0.42	5.41	0.01	NA	1.21	21.39	125.00	10.14	125.27	23.57	0.40	3.46	74.07
CASH Meta Financial Group of IA	6.13	5.67	0.07	1.11	0.47	0.36	6.10	1.20	114.57	1.39	NM	233.05	14.29	252.18	38.99	0.52	1.28	NM
MFSF MutualFirst Fin. Inc. of IN	9.27	7.64	0.44	4.82	5.30	0.44	4.87	0.86	98.56	1.02	18.88	91.40	8.47	110.84	18.69	0.60	3.24	61.22
NASB NASB Fin, Inc. of Grandview MO	9.76	9.57	1.24	12.42	8.49	0.62	6.16	0.73	67.20	0.56	11.78	149.76	14.62	152.73	23.75	0.90	3.16	37.19
NECB NE Comm Bncrp MHC of NY (45.0)	33.53	33.53	0.56	2.10	1.25	0.56	2.10	NA	NA	0.57	NM	130.61	43.80	130.61	NM	0.00	0.00	0.00
NHTB NH Thrift Bancshares of NH	7.19	5.33	0.71	9.89	6.15	0.61	8.51	0.11	527.19	0.80	16.25	162.65	11.69	219.30	18.89	0.52	3.44	55.91
NVSL Naug Vlly Fin MHC of CT (44.2)	11.91	11.86	0.32	2.47	1.51	0.32	2.47	0.49	103.03	0.65	NM	164.77	19.63	165.49	NM	0.20	1.77	NM
NTBK NetBank, Inc. of Alpharetta GA(8)	6.21	5.03	-4.82	NM	NM	-3.66	-46.39	3.76	20.24	1.12	NM	5.32	0.33	6.57	NM	0.00	0.00	NM
NEBS New England Bnchrs Inc. of CT	20.60	19.98	0.37	1.78	1.80	0.35	1.69	0.21	313.84	0.94	NM	99.34	20.46	102.42	NM	0.12	1.13	63.16
NFSB Newport Bancorp, Inc. of RI	19.87	19.87	-0.48	-3.28	-2.37	-0.48	-3.28	NA	NA	0.78	NM	99.03	19.68	99.03	NM	0.00	0.00	NM
FFFD North Central Bancshares of IA	8.20	7.23	0.91	10.89	8.71	0.91	10.89	0.20	333.62	0.77	11.48	126.37	10.36	143.30	11.48	1.40	3.58	41.06
NWSB Northwest Bcrp MHC of PA(39.1)	9.04	6.59	0.72	7.84	3.63	0.71	7.76	0.72	79.81	0.85	27.52	213.41	19.29	292.58	27.81	0.88	3.33	NM
OSHC Ocean Shr Hldg MHC of NJ(44.8)	10.92	10.92	0.52	4.68	3.39	0.52	4.68	0.09	386.06	0.48	29.53	136.78	14.94	136.78	29.53	0.00	0.00	0.00
OCFC OceanFirst Fin. Corp of NJ	6.12	6.11	0.14	2.22	1.51	0.46	7.14	0.23	212.72	0.60	NM	155.85	9.53	156.00	20.58	0.80	5.05	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of July 30, 2007

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets	Tang. Equity/ Assets	Reported Earnings ROA(5)	Reported Earnings ROE(5)	Reported Earnings ROI(5)	Core Earnings ROA(5)	Core Earnings ROE(5)	NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi- dend Yield	Payout Ratio(7)
		(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
NASDAQ Listed OTC Companies (continued)																			
ONFC	Oneida Financl MHC of NY(44.6)	12.83	8.46	0.91	7.10	4.40	0.93	7.24	0.01	NA	0.85	22.71	155.39	19.94	235.73	22.28	0.48	4.06	NM
ORIT	Oritani Fin Cp MHC of NJ(32.0)	21.75	21.75	0.21	1.35	0.52	0.23	1.54	NA	NA	1.16	NM	204.27	44.44	204.27	NM	0.00	0.00	0.00
OSBK	Osage Bancshares, Inc. of OK	27.91	27.91	0.77	3.86	3.06	0.77	3.86	0.05	681.36	0.49	32.69	87.09	24.31	87.09	32.69	0.32	3.76	NM
PSBH	PSB Hldgs Inc MHC of CT (45.2)	10.69	9.02	0.36	3.36	2.56	0.36	3.36	0.33	111.65	0.81	39.00	128.46	13.73	152.11	39.00	0.24	2.46	NM
PVFC	PVF Capital Corp. of Solon OH	7.86	7.86	0.57	7.30	4.41	0.55	7.08	1.71	29.72	0.60	22.69	164.68	12.95	164.68	23.38	0.30	1.97	44.78
PBCI	Pamrapo Bancorp, Inc. of NJ	9.17	9.17	0.93	10.08	6.52	0.88	9.58	0.36	116.32	0.63	15.33	156.06	14.31	156.06	16.14	0.92	5.00	NM
PFED	Park Bancorp of Chicago IL	14.31	14.31	-0.05	-0.38	-0.31	-0.05	-0.38	2.03	13.84	0.42	NM	113.94	16.31	113.94	NM	0.72	2.50	NM
PVSA	Parkvale Financial Corp of PA	7.06	5.34	0.71	10.64	8.03	0.70	10.42	0.39	204.56	1.17	12.45	128.48	9.07	170.03	12.72	0.88	2.98	37.13
PRTR	Partners Trust Fin. Grp. of NY	13.20	6.46	0.58	4.37	4.18	0.61	4.63	0.11	842.58	1.49	23.92	105.65	13.94	215.88	22.57	0.28	2.34	56.00
PBHC	Pathfinder BC MHC of NY (35.8)	6.60	5.35	0.31	4.51	3.88	0.25	3.56	0.55	91.05	0.72	25.76	116.13	7.66	143.34	32.63	0.41	4.19	NM
PFDC	Peoples Bancorp of Auburn IN	12.58	12.08	0.58	4.56	4.92	0.56	4.41	0.47	79.99	0.51	20.33	93.91	11.81	97.78	21.02	0.76	4.11	NM
PCBI	Peoples Community Bcrp. of OH	8.62	5.72	-0.51	-6.00	-6.99	-0.52	-6.06	2.54	70.29	1.71	NM	87.98	7.59	132.64	NM	0.60	3.78	NM
PBCT	Peoples United Financial of CT	31.68	30.91	1.43	4.51	3.98	1.52	4.79	0.21	325.99	0.80	25.14	113.39	35.92	116.22	23.68	0.53	3.24	NM
PROV	Provident Fin. Holdings of CA	7.43	7.43	0.78	9.70	10.50	0.41	5.09	0.78	105.93	1.02	9.52	95.06	7.06	95.06	18.16	0.72	3.67	34.95
PBNY	Provident NY Bncrp, Inc. of NY	14.73	8.61	0.70	4.88	3.44	0.72	4.98	0.23	312.67	1.31	29.09	138.08	20.33	236.10	28.48	0.20	1.46	42.55
PBIP	Prudential Bncp MHC PA (42.7)	18.19	18.19	0.79	4.17	2.33	0.79	4.17	0.08	179.37	0.31	NM	184.72	33.59	184.72	NM	0.20	1.50	64.52
PULB	Pulaski Fin Cp of St. Louis MO	7.46	7.03	1.00	12.91	7.13	0.81	10.54	1.01	79.87	0.90	14.03	172.96	12.90	183.33	17.19	0.36	2.62	36.73
RPFG	Rainier Pacific Fin Grp of WA	9.73	9.36	0.33	3.45	2.88	0.31	3.22	0.03	NA	1.30	34.73	116.90	11.37	121.45	37.21	0.26	1.66	57.78
RIVR	River Valley Bancorp of IN	7.18	7.17	0.62	8.72	7.15	0.62	8.65	0.94	67.29	0.84	13.98	118.73	8.53	118.89	14.09	0.80	4.51	62.99
RVSB	Riverview Bancorp, Inc. of WA	12.21	9.01	1.43	12.08	7.11	1.41	11.96	0.15	676.18	1.25	14.06	162.36	19.83	220.03	14.20	0.44	3.13	44.00
RCKB	Rockville Fin MHC of CT (45.0)	12.55	12.47	0.57	4.40	2.49	0.56	4.28	0.11	694.49	0.96	NM	175.97	22.09	177.08	NM	0.00	0.00	0.00
ROMA	Roma Fin Corp MHC of NJ (31.0)	26.72	26.65	0.63	2.82	1.15	0.63	2.82	0.04	322.04	0.31	NM	203.17	54.29	203.73	NM	0.24	1.63	NM
ROME	Rome Bancorp, Inc. of Rome NY	25.14	25.14	1.13	4.18	3.46	1.10	4.08	0.38	171.02	0.73	28.93	129.90	32.65	129.90	29.65	0.32	2.70	NM
SIFI	SI Fin Gp Inc MHC of CT (41.3)	10.95	10.85	0.33	3.05	1.94	0.32	2.90	0.19	298.16	0.76	NM	153.88	16.85	155.27	NM	0.16	1.55	NM
SVBI	Severn Bancorp, Inc. of MD	9.80	9.75	1.70	18.42	9.85	1.66	18.06	0.76	130.87	1.14	10.15	173.76	17.02	174.55	10.36	0.24	1.56	15.79
SUPR	Superior Bancorp of AL	11.35	6.11	0.34	3.48	2.24	0.25	2.56	0.43	181.43	1.11	NM	105.73	12.01	196.53	NM	0.00	0.00	0.00
SYNF	Synergy Financial Group of NJ(8)	10.30	10.24	0.39	4.00	2.71	0.39	4.00	0.04	NA	0.78	36.88	143.31	14.77	144.14	36.88	0.28	2.23	NM
THRD	TF Fin. Corp. of Newtown PA	10.20	9.51	0.85	8.74	6.97	0.83	8.52	0.32	135.78	0.57	14.35	120.27	12.27	128.98	14.73	0.80	2.84	40.82
TFSL	TFS Fin Corp MHC of OH (31.5)	19.35	19.35	0.52	2.70	1.32	0.84	4.32	1.12	21.76	0.30	NM	205.04	39.67	205.04	NM	0.00	0.00	0.00
TONE	TierOne Corp. of Lincoln NE(8)	10.59	9.13	1.23	12.12	9.63	1.23	12.07	1.29	74.92	1.11	10.39	118.38	12.54	137.30	10.43	0.32	1.34	13.91
TSBK	Timberland Bancorp, Inc. of WA	12.60	11.46	1.39	10.33	7.19	1.36	10.06	0.04	NA	0.88	13.91	144.40	18.19	158.73	14.29	0.40	2.50	34.78
TRST	TrustCo Bank Corp NY of NY	7.40	7.37	1.47	19.67	6.38	1.49	20.00	0.23	494.32	1.96	15.68	294.06	21.75	294.98	15.43	0.64	6.80	NM
UCBA	United Comm Bncp MHC IN (45.0)	16.09	16.09	0.73	4.22	2.66	0.50	2.90	0.73	101.04	1.02	37.59	160.61	25.84	160.61	NM	0.32	2.66	NM
UCFC	United Community Fin. of OH	10.35	9.05	0.85	8.22	10.53	0.77	7.46	2.15	29.20	0.81	9.49	76.64	7.93	87.58	10.47	0.38	5.34	50.67
UBNK	United Fin Grp MHC of MA(46.4)(8)	13.39	13.38	0.40	2.97	1.99	0.42	3.09	0.18	390.16	0.94	NM	148.71	19.92	148.89	NM	0.24	1.99	NM
UWBK	United Western Bncp, Inc of CO	5.22	5.22	0.39	7.77	4.85	0.49	9.65	0.64	63.49	0.75	20.62	158.10	8.25	158.10	16.61	0.24	1.00	20.69
VPFG	ViewPoint Finl MHC of TX(45.0)	13.49	13.49	0.28	2.34	1.08	0.28	2.34	0.24	177.06	0.65	NM	186.79	25.20	186.79	NM	0.20	1.27	NM
WSFS	WSFS Financial Corp. of DE	6.76	6.71	1.03	15.50	9.05	1.07	16.07	0.15	612.48	1.34	11.05	171.20	11.57	172.45	10.66	0.40	0.74	8.16
WVFC	WVS Financial Corp. of PA	7.89	7.89	0.89	11.84	9.45	0.89	11.84	NA	NA	1.62	10.58	123.77	9.76	123.77	10.58	0.64	3.90	41.29
WFSL	Washington Federal, Inc. of WA	13.11	12.01	1.51	10.93	6.95	1.51	10.93	0.08	344.78	0.36	14.39	152.50	19.99	166.42	14.39	0.84	3.72	53.50
WAUW	Wauwatosa Hlds MHC of WI(30.4)	13.96	13.96	0.45	3.09	1.44	0.45	3.09	1.78	24.47	0.52	NM	220.89	30.85	220.89	NM	0.00	0.00	0.00
WAYN	Wayne Savings Bancshares of OH	8.63	8.04	0.55	6.21	5.49	0.56	6.38	0.20	182.82	NA	18.20	113.67	9.81	122.06	17.69	0.48	3.82	69.57
WFBC	Willow Financial Bcp Inc of PA	13.66	6.49	0.64	4.85	5.53	0.65	4.92	0.64	136.08	1.27	18.09	86.42	11.80	181.79	17.82	0.46	3.97	71.88

EXHIBIT 2
Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended March 31, 2007

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
BFBC	Benjamin Frkln Bncrp Inc of MA	4,063	1,764	-600	0	5,227	8,086	0.65
CEBK	Central Bncrp of Somerville MA(1)	1,496	-555	189	0	1,130	1,640	0.69
ESBK	Elmira Svgs Bank, FSB of NY	1,686	830	-282	0	2,234	1,452	1.54
FSBI	Fidelity Bancorp, Inc. of PA	4,115	-496	169	-407	3,381	2,990	1.13
HARL	Harleysville Svgs Fin Cp of PA	3,620	-178	61	0	3,503	3,921	0.89
HIFS	Hingham Inst. for Sav. of MA	4,283	0	0	0	4,283	2,119	2.02
LSBX	LSB Corp of No. Andover MA	630	3,672	-1,248	0	3,054	4,597	0.66
MASB	MassBank Corp. of Reading MA	7,298	-583	198	0	6,913	4,320	1.60
ROME	Rome Bancorp, Inc. of Rome NY	3,391	-21	7	0	3,377	8,341	0.40
THRD	TF Fin. Corp. of Newtown PA	5,657	-232	79	0	5,504	2,885	1.91

(1) Financial information is for the quarter ending December 31, 2006.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT 3
PRO FORMA ANALYSIS SHEET
Beacon Federal Bancorp, Inc., East Syracuse, NY
Prices as of July 30, 2007

Valuation Pricing Multiples		Symbol	Subject at Midpoint	Peer Group Mean	Peer Group Median	New York Companies Mean	New York Companies Median	All Public Thrifts Mean	All Public Thrifts Median
Price-earnings multiple	=	P/E	31.58 x	19.84x	18.00x	19.27x	16.00x	19.84x	17.93x
Price-core earnings multiple	=	P/CE	32.49 x	20.57x	18.84x	18.28x	15.60x	20.45x	18.43x
Price-book ratio	=	P/B	71.23%	118.24%	121.52%	135.73%	129.90%	126.65%	120.03%
Price-tangible book ratio	=	P/TB	71.23%	125.63%	124.73%	183.78%	173.58%	143.71%	135.86%
Price-assets ratio	=	P/A	10.86%	12.71%	10.85%	15.51%	15.38%	16.03%	13.01%

Valuation Parameters				% of Offering	% of Offering + Foundation
Pre-Conversion Earnings (Y)	**$1,681,000**	(Yr End 6/07)	ESOP Stock as % of Offering (	**8.00%**	8.00%
Pre-Conversion Core Earnings	**$1,607,800**	(Yr End 6/07)	Cost of ESOP Borrowings (S)	**0.00%**	
Pre-Conversion Book Value (B)	**$45,304,000**	(6/07)	ESOP Amortization (T)	**20.00**	years
Pre-Conv. Tang. Book Value (B)	**$45,304,000**	(6/07)	RRP Stock as % of Offering (M	**4.00%**	4.00%
Pre-Conversion Assets (A)	**$688,808,000**	(6/07)	Stock Programs Vesting (N)	**5.00**	years
Reinvestment Rate: (6/07 1 Yr. T-Bill)	**4.910%**		*Fixed Expenses*	**$1,500,000**	
Tax rate (TAX)	**39.00%**		Variable Expenses (Midpoint)	**$584,800**	**0.80%**
A-T Reinvestment Rate(R)	**2.995%**		Percent Sold (PCT)	**100.00%**	
Est. Conversion Expenses (1)(X)	**2.53%**		MHC Assets	**$0**	
Insider Purchases	**$2,800,000**		Options as % of Offering (O1)	**10.00%**	10.00%
Price/Share	**$10.00**		Estimated Option Value (O2)	**38.70%**	
Foundation Cash Contrib. (FC)	**$0**		Option Vesting Period (O3)	**5.00**	years
Found. Stk Contrib (% of Total Shrs (F	**0.00%**		% of Options taxable (O4)	**25.00%**	
Foundation Tax Benefit (Z)	**$0**		Payoff of FHLB Advances (PA)	**$0**	
			Weighted Average Rate of Adv	**0.00%**	

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-FC-FS)*R - (1-TAX)*E/T - (1-TAX)*M/N)-(1-(TAX*O4))*(O1*O2)/O3)}$ V= $82,500,000

1. $V = \frac{P/E * (Y)}{- P/Core E * PCT * ((1-X-E-M-FC-FS)*R - (1-TAX)*E/T - (1-TAX)*M/N)-(1-(TAX*O4))*(O1*O2)/O}$ V= $82,500,000

2. $V = \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-FC-FS)}$ V= $82,500,000

2. $V = \frac{P/TB * (TB+Z)}{1 - P/TB * PCT * (1-X-E-M-FC-FS)}$ V= $82,500,000

3. $V = \frac{P/A * (A+Z+PA)}{1 - P/A * PCT * (1-X-E-M-FC-FS)}$ V= $82,500,000

Valuation Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued	Price Per Share	*Market Value* of Stock Sold in Offering	Market Value of Stock Issued in Offering
Supermaximum	0	10,910,625	0	10,910,625	$10.00	$109,106,250	$109,106,250
Maximum	0	9,487,500	0	9,487,500	10.00	94,875,000	$94,875,000
Midpoint	0	**8,250,000**	0	8,250,000	10.00	82,500,000	$82,500,000
Minimum	0	7,012,500	0	7,012,500	10.00	70,125,000	$70,125,000

Valuation Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued
Supermaximum	0.000%	100.000%	0.000%	100.000%
Maximum	0.000%	100.000%	0.000%	100.000%
Midpoint	0.000%	100.000%	0.000%	100.000%
Minimum	0.000%	100.000%	0.000%	100.000%

(1) Estimated offering expenses at midpoint of the offering.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Beacon Federal Bancorp, Inc., East Syracuse, NY
At the Minimum of the Range

1.	**Market Value of Shares Sold In Offering:**	**$70,125,000**
	Market Value of Shares Issued to Foundation:	**0**
	Total Market Value of Company:	**$70,125,000**
2.	Offering Proceeds of Shares Sold In Offering	$70,125,000
	Less: Estimated Offering Expenses	1,993,720
	Net Conversion Proceeds	$68,131,280
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$68,131,280
	Less: Cash Contribution to Foundation	0
	Less: Payoff of FHLB Advances	0
	Less: Non-Cash ESOP/MRP Stock Purchases (1)	(8,415,000)
	Net Conversion Proceeds Reinvested	$59,716,280
	Estimated net incremental rate of return	3.00%
	Earnings Increase	$1,788,562
	Plus: A-T Reduction in FHLB Adv. Interest Expense	0
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(2)	(171,105)
	Less: Stock Programs Vesting (3)	(342,210)
	Less: Option Plan Vesting (4)	(489,848)
	Net Earnings Increase	$785,400

		Before Conversion	Net Earnings Increase	After Conversion
4.	Pro Forma Earnings			
	12 Months ended June 30, 2007 (reported)	$1,681,000	$785,400	$2,466,400
	12 Months ended June 30, 2007 (core)	$1,607,800	$785,400	$2,393,200

		Before Conversion	Net Capital Proceeds	Tax Benefit of Foundation	After Conversion
5.	Pro Forma Net Worth				
	June 30, 2007	$45,304,000	$59,716,280	$0	$105,020,280
	June 30, 2007 (Tangible)	$45,304,000	$59,716,280	$0	$105,020,280

		Before Conversion	Net Caital Proceeds	Paydown of FHLB Adv.	Tax Benefit of Foundation	After Conversion
6.	Pro Forma Assets					
	June 30, 2007	$688,808,000	$59,716,280	$0	$0	$748,524,280

(1) Includes ESOP purchases equal to 8.00% of the offering, and stock program purchases equal to 4.00% of the offering.
(2) ESOP stock amortized over 20 years, and amortization expense is tax effected at 39%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 39%.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Beacon Federal Bancorp, Inc., East Syracuse, NY
At the Midpoint of the Range

1.	**Market Value of Shares Sold In Offering:**	**$82,500,000**
	Market Value of Shares Issued to Foundation:	**0**
	Total Market Value of Company:	**$82,500,000**
2.	Offering Proceeds of Shares Sold In Offering	$82,500,000
	Less: Estimated Offering Expenses	2,084,800
	Net Conversion Proceeds	$80,415,200
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$80,415,200
	Less: Cash Contribution to MHC	0
	Less: Payoff of FHLB Advances	0
	Less: Non-Cash ESOP/MRP Stock Purchases (1)	(9,900,000)
	Net Conversion Proceeds Reinvested	$70,515,200
	Estimated net incremental rate of return	3.00%
	Earnings Increase	$2,112,001
	Plus: A-T Reduction in FHLB Adv. Interest Expense	0
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(2)	(201,300)
	Less: Stock Programs Vesting (3)	(402,600)
	Less: Option Plan Vesting (4)	(576,291)
	Net Earnings Increase	$931,809

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2007 (reported)	$1,681,000	$931,809	$2,612,809
12 Months ended June 30, 2007 (core)	$1,607,800	$931,809	$2,539,609

5. Pro Forma Net Worth	Before Conversion	Net Capital Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2007	$45,304,000	$70,515,200	$0	$115,819,200
June 30, 2007 (Tangible)	$45,304,000	$70,515,200	$0	$115,819,200

6. Pro Forma Assets	Before Conversion	Net Capital Proceeds	Paydown of FHLB Adv.	Tax Benefit of Foundation	After Conversion
June 30, 2007	$688,808,000	$70,515,200	$0	$0	$759,323,200

(1) Includes ESOP purchases equal to 8.00% of the offering, and stock program purchases equal to 4.00% of the offering.
(2) ESOP stock amortized over 20 years, and amortization expense is tax effected at 39%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 39%.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Beacon Federal Bancorp, Inc., East Syracuse, NY
At the Maximum of the Range

1.	**Market Value of Shares Sold In Offering:**	**$94,875,000**
	Market Value of Shares Issued to Foundation:	**0**
	Total Market Value of Company:	**$94,875,000**
2.	Offering Proceeds of Shares Sold In Offering	$94,875,000
	Less: Estimated Offering Expenses	2,175,880
	Net Conversion Proceeds	$92,699,120
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$92,699,120
	Less: Cash Contribution to MHC	0
	Less: Payoff of FHLB Advances	0
	Less: Non-Cash ESOP/MRP Stock Purchases (1)	(11,385,000)
	Net Conversion Proceeds Reinvested	$81,314,120
	Estimated net incremental rate of return	3.00%
	Earnings Increase	$2,435,439
	Plus: A-T Reduction in FHLB Adv. Interest Expense	0
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(2)	(231,495)
	Less: Stock Programs Vesting (3)	(462,990)
	Less: Option Plan Vesting (4)	(662,735)
	Net Earnings Increase	$1,078,219

4.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended June 30, 2007 (reported)	$1,681,000	$1,078,219	$2,759,219
	12 Months ended June 30, 2007 (core)	$1,607,800	$1,078,219	$2,686,019

5.	Pro Forma Net Worth	Before Conversion	Net Capital Proceeds	Tax Benefit of Foundation	After Conversion
	June 30, 2007	$45,304,000	$81,314,120	$0	$126,618,120
	June 30, 2007 (Tangible)	$45,304,000	$81,314,120	$0	$126,618,120

6.	Pro Forma Assets	Before Conversion	Net Capital Proceeds	Paydown of FHLB Adv.	Tax Benefit of Foundation	After Conversion
	June 30, 2007	$688,808,000	$81,314,120	$0	$0	$770,122,120

(1) Includes ESOP purchases equal to 8.00% of the offering, and stock program purchases equal to 4.00% of the offering.
(2) ESOP stock amortized over 20 years, and amortization expense is tax effected at 39%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 39%.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Beacon Federal Bancorp, Inc., East Syracuse, NY
At the Supermaximum Value

1.	**Market Value of Shares Sold In Offering:**	**$109,106,250**
	Market Value of Shares Issued to Foundation:	**0**
	Total Market Value of Company:	**$109,106,250**
2.	Offering Proceeds of Shares Sold In Offering	$109,106,250
	Less: Estimated Offering Expenses	2,280,622
	Net Conversion Proceeds	$106,825,628
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$106,825,628
	Less: Cash Contribution to MHC	0
	Less: Payoff of FHLB Advances	0
	Less: Non-Cash ESOP/MRP Stock Purchases (1)	(13,092,750)
	Net Conversion Proceeds Reinvested	$93,732,878
	Estimated net incremental rate of return	3.00%
	Earnings Increase	$2,807,393
	Plus: A-T Reduction in FHLB Adv. Interest Expense	0
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(2)	(266,219)
	Less: Stock Programs Vesting (3)	(532,439)
	Less: Option Plan Vesting (4)	(762,145)
	Net Earnings Increase	$1,246,590

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2007 (reported)	$1,681,000	$1,246,590	$2,927,590
12 Months ended June 30, 2007 (core)	$1,607,800	$1,246,590	$2,854,390

5. Pro Forma Net Worth	Before Conversion	Net Capital Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2007	$45,304,000	$93,732,878	$0	$139,036,878
June 30, 2007 (Tangible)	$45,304,000	$93,732,878	$0	$139,036,878

6. Pro Forma Assets	Before Conversion	Net Capital Proceeds	Paydown of FHLB Adv.	Tax Benefit of Foundation	After Conversion
June 30, 2007	$688,808,000	$93,732,878	$0	$0	$782,540,878

(1) Includes ESOP purchases equal to 8.00% of the offering, and stock program purchases equal to 4.00% of the offering.
(2) ESOP stock amortized over 20 years, and amortization expense is tax effected at 39%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 39%.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

EXHIBIT 5
Firm Qualifications Statement

RP® FINANCIAL, LC.

Financial Services Industry Consultants

FIRM QUALIFICATION STATEMENT

RP® Financial provides financial and management consulting, merger advisory and valuation services to the financial services industry nationwide. RP® Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior staff, careful structuring of strategic plans and transactions and providing sophisticated valuation analyses consistent with accepted valuation practices. RP® Financial's staff draws from backgrounds in consulting, valuation, regulatory agencies and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies and other financial service companies.

STRATEGIC & CAPITAL PLANNING

RP® Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. RP® Financial analyzes strategic options to enhance shareholder value, achieve regulatory approval or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies to enhance franchise and/or market value, capital management, earnings improvement, operational matters and organizational issues. Strategy development typically focuses on: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation models provide the basis for evaluating the financial impact of alternative strategies and assessing their feasibility/compatibility with regulations and/or other guidelines.

MERGER & ACQUISITION SERVICES

RP® Financial's merger and acquisition (M&A) services include targeting potential buyers and sellers, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP® Financial's M&A consulting focuses on enhancing shareholder returns.

VALUATION SERVICES

RP® Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, thrift mutual-to-stock conversions, insurance company demutualizations, ESOPs, subsidiary companies, mark-to-market transactions and various other corporation valuation requirements. Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP® Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES & DATA BASES

RP® Financial offers other services including branching and diversification strategies, feasibility studies and special research studies. RP® Financial assists banks and thrifts prepare CRA plans and related applications. RP® Financial's consulting services are aided by in-house data bases and proprietary valuation and financial simulation models.

RP® Financial's Key Personnel (Years of Relevant Experience) & Contact Information

Ronald S. Riggins, Managing Director (27)	(703) 647-6543	rriggins@rpfinancial.com
William E. Pommerening, Managing Director (22)	(703) 647-6546	wpommerening@rpfinancial.com
Gregory E. Dunn, Senior Vice President (23)	(703) 647-6548	gdunn@rpfinancial.com
James P. Hennessey, Senior Vice President (21)	(703) 647-6544	jhennessey@rpfinancial.com
James J. Oren, Senior Vice President (20)	(703) 647-6549	joren@rpfinancial.com

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

END